As filed with the Securities and Exchange Commission on February __, 2006
FILE No.____-_____
811-04160
============================================================================
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 11

JPF SEPARATE ACCOUNT A
(Exact Name of Registrant)

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
(Name of Depositor)
One Granite Place
Concord, N.H. 03301
(Address of Principal Executive Offices)

David K. Booth
President
Jefferson Pilot Securities Corporation
One Granite Place
Concord, N.H. 03301
(Name and Address of Agent for Service of Process)

Copies to:
Frederick C. Tedeschi, Esq.
Jefferson Pilot Financial Insurance Company
One Granite Place
Concord, N.H. 03301
=============================================================================
Title and amount of Securities being registered:
Units of Interest in the Separate Account Under Individual Flexible Premium Variable Life Insurance Policies.

The Registrant has registered an indefinite amount of securities under the
Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940.

Approximate Date of Proposed Public Offering: May 1, 2006

It is proposed that this filing will become effective:
_____ Immediately upon filing pursuant to paragraph (b)
_____ On [date] pursuant to paragraph (b)
_____ 60 days after filing pursuant to paragraph (a)(1)
_____ On [date] pursuant to paragraph (a)(1) of Rule 485.

IF APPROPRIATE, CHECK THE FOLLOWING BOX:
/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) MAY DETERMINE.

CROSS REFERENCE
REQUIRED BY FORM N-6

N-6 ITEM CAPTION IN PROSPECTUS
-------- ---------------------
1 Cover Page; Back Cover

2 Policy Benefits/Risk Summary; Policy Risks; Portfolio Risks

3 Fee Tables

4 Investment and Fixed Account Options

5 Charges and Fees

6 Policy Changes; Policy Rights; Death Benefit; Additional Information; Miscellaneous Policy Provisions

7 Policy Choices; Policy Values; Definitions

8 Death Benefit; Policy Values

9 Policy Rights; Policy Values

10 Policy Rights

11 Policy Rights

12 Tax Matters

13 Additional Information

14 Financial Statements

CAPTION IN STATEMENT OF ADDITIONAL INFORMATION

15 Cover Page; Table of Contents

16 Jefferson Pilot Financial Insurance Company

17 Administration; Records and Reports; Custody of Assets; Administrator; Principal Underwriter

18 Not Applicable

19 More Information About the Policy

20 Principal Underwriter; Distribution of the Policy

21 Not Applicable

22 Not Applicable

23 Not Applicable

24 Financial Statements

25 Not Applicable

May 1, 2006

JPF Ensemble EXEC 2006

JPF Separate Account A

Flexible Premium Variable Life Insurance Policy

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

SERVICE OFFICE: One Granite Place, Concord, New Hampshire 03301

800-258-3648

This Prospectus describes the Ensemble EXEC 2006 Variable Life Insurance Policy (“Ensemble EXEC” or “the Policy”), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot Financial Insurance Company (“we” or “JP Financial” or “the Company”) and designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship. The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon the Insured’s death or surrender of the Policy. The Policy allows flexible premium payments, Policy loans, withdrawals, and a choice of Death Benefit Options. Your accumulation values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account A (“Separate Account A” or the “Separate Account”), and/or one or more of the Fixed Account Options which are a part of the assets of the Company held in its general account ("Company's General Account Assets ") ("Fixed Account Options"). The Divisions of Separate Account A support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Portfolio. Net Premiums allocated to the Fixed Account Options less applicable monthly deductions and other charges will accumulate at rates of interest we determine; such rates will not be less than 3% per year. Your Policy may lapse if the Surrender Value is insufficient to pay a Monthly Deduction. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may apply to reinstate it.

The Policy has a free look period during which you may return the Policy. We will refund your Premium (See “Right of Policy Examination”).

This Prospectus also describes the Divisions used to fund the Policy through the Separate Account. Each Division invests exclusively in one of the following Portfolios:

JPVF Capital Growth Portfolio
JPVF Growth Portfolio
JPVF Strategic Growth Portfolio
JPVF S&P 500 Index Portfolio
JPVF Value Portfolio
JPVF Mid-Cap Growth Portfolio
JPVF Mid-Cap Value Portfolio
JPVF Small Company Portfolio
JPVF Small-Cap Value Portfolio
JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF High Yield Bond Portfolio
JPVF Balanced Portfolio
JPVF Money Market Portfolio
American Century VP International Fund
American Century VP Value, Class II
American Funds Insurance Series,
Growth Fund, Class 2
American Funds Insurance Series,
Growth-Income Fund, Class 2
DWS Small Cap Index VIP Class B
Fidelity VIP Growth Portfolio
Fidelity VIP Mid Cap Portfolio, Service Class 2
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Contrafund® Portfolio
Fidelity VIP Investment Grade Bond Portfolio, Service Class 2
Franklin Small Cap Value Securities Fund, Class 2
Goldman Sachs Capital Growth Fund
MFS Utilities Series
PIMCO Total Return Portfolio
ProFund VP Asia 30
ProFund VP Europe 30
ProFund VP Financials
ProFund VP Health Care
ProFund VP Large-Cap Growth
ProFund VP Large-Cap Value
ProFund VP Rising Rates Opportunity
ProFund VP Small-Cap Growth
ProFund VP Small-Cap Value
ProFund VP Technology
ProFund VP U.S. Government Plus
Templeton Foreign Securities Fund: Class 2
Vanguard® VIF Small Company Growth Portfolio
Vanguard® VIF Mid-Cap Index Portfolio
Vanguard® VIF REIT Index Portfolio

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information (“SAI”) for any of the Portfolios by calling (800) 258-3648 x7719.

In certain states the Policies may be offered as group contracts with individual ownership represented by Certificates. The discussion of Policies in this prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble EXEC insurance policies and shares of the Funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

This prospectus does not constitute an offer in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon. The purpose of this variable life insurance policy is to provide insurance protection. Life insurance is a long-term investment. Policyowners should consider their need for insurance coverage and the policy’s long-term investment potential. No claim is made that the policy is any way similar or comparable to an investment in a mutual fund.

policy benefits/risks summary

• POLICY BENEFITS

This summary describes the Policy’s important benefits and risks. The sections in the prospectus following this summary discuss the Policy’s benefits and other provisions in greater detail. The Definitions Section (pages 12-13 below) defines certain words and phrases used in this prospectus.

The Policy is a flexible premium variable universal life insurance contract designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship. The Policy is also available on an individual life basis. The Policy is built around its Accumulation Value, which changes every business day based on the investment experience of the Portfolios underlying the Divisions or the amount of interest credited to the Fixed Account Options. Premiums increase Accumulation Value. Charges we assess, cash you withdraw and policy loans decrease the Policy’s Accumulation Value. Your choice of the timing and amount of premiums you pay, investment options and your use of partial withdrawal and loan privileges will influence the Policy’s performance. The choices you make will directly impact how long the Policy remains in effect, its tax status and the amount of cash available for use.

• ISSUANCE AND UNDERWRITING

We will issue a Policy on the life of a prospective Insured who meets our Age and underwriting standards. We will apply any Funds you give to us, without interest, to the Policy on the Policy Date.

• DEATH BENEFIT

The primary benefit of your Policy is life insurance coverage. While the Policy is in force, we pay a Death Benefit to the Beneficiary when the Insured dies and we receive due proof of death at our Service Office.

Choice of Death Benefit Option: At the time you purchase the Policy, you must choose between the three available Death Benefit Options. We will reduce the amount of any Death Benefit payable by the amounts of any loans, unpaid loan interest and withdrawals.

• ACCESS TO CASH VALUE

Loans: You may borrow up to 100% of the Policy’s Surrender Value at the end of the Valuation Period during which we receive the loan request. We will deduct any outstanding loan balance and unpaid interest from any Death Benefit proceeds.

Partial Withdrawals: You may make a written request to withdraw part of your Surrender Value. We charge the lesser of $25 or 2% of the withdrawal. A withdrawal may have tax consequences.

Surrenders: At any time while the Policy is in force and the Insured is living, you may make a written request to surrender your Policy. You will receive your Policy’s Surrender Value . A surrender may have tax consequences.

• FLEXIBILITY OF PREMIUMS

After you pay the initial premium, you may pay subsequent premiums at any time and in any amount, subject to some restrictions. While there are no scheduled premium due dates, we may schedule planned periodic premiums and send you billing statements for the amount you select. You may also choose to make pre-authorized automatic monthly premium payments.

•“FREE LOOK” PERIOD

You have the right to examine and cancel your Policy by returning it to our Service Office or to the agent through whom it was purchased no later than 10 days after you receive it. (Some states allow a longer period of time during which a Policy may be returned.) The free look period begins when you receive your Policy. We will refund your premium or Accumulation Value, as required by state law.

• OWNERSHIP RIGHTS

While the Insured is living and the Policy is in force, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy, subject to the terms of any assignment of the Policy. These rights include selecting and changing the Beneficiary, naming a successor owner, changing the Specified Amount of the Policy and assigning the Policy.

• SEPARATE ACCOUNT

The Separate Account is an investment account separate from the Company's General account Assets. You may direct the Accumulation Value in your Policy to any of the Divisions of the Separate Account. Each Division invests in the one of the corresponding Portfolios listed on the cover of and described in this prospectus. Amounts allocated to the Separate Account will vary according to the investment performance of the Portfolios in which the Divisions invest. There is no guaranteed minimum division cash value.

• FIXED ACCOUNT OPTIONS

You may place all or a portion of your Accumulation Value in either of the Fixed Account Options. Both options are part of the Company's general account. One Fixed Account Option, the General Account option earns a minimum of 3% annual interest. The other Fixed Account Option, the Long Term Fixed Account, also earns a minimum of 3% annual interest. The Long Term Fixed Account significantly restricts your ability to transfer Accumulation Value from it to either the General Account or to the Divisions. We may declare higher interest rates for each of the Fixed Account Options, but are not obligated to do so.

• TRANSFERS

General: You may transfer Accumulation Value among the Divisions and the Fixed Account Options up to 24 times in each Policy Year. You will not be charged for the first 12 transfers in a Policy Year. We will currently charge $25 ($50 guaranteed maximum) for each additional transfer during a Policy Year. Special limitations apply to transfers from the Fixed Account Options. We reserve the right to modify transfer privileges and charges.

Dollar Cost Averaging: You may make periodic automatic transfers of specified amounts from the Money Market Division or the General Account to any other Division or the General Account. Periodic automatic transfers are not available to or from the Long Term Fixed Account.

Portfolio Rebalancing: We will automatically readjust the allocation between the Divisions and the General Account (but not the Long Term Fixed Account) on a quarterly, semi-annual or annual basis at no additional charge.

• SETTLEMENT OPTIONS

There are several ways of receiving the Policy’s Death Benefit proceeds other than in a lump sum. Proceeds distributed according to a settlement option do not vary with the investment experience of the Separate Account.

• TAX BENEFITS

Under current law you are not taxed on any gain under the Policy until you withdraw Accumulation Value from your Policy.

• SUPPLEMENTAL BENEFITS AND RIDERS

We offer several optional insurance benefits and riders that provide supplemental benefits under the Policy. There is a charge associated with these benefits and riders.

policy risks

• INVESTMENT RISK

If you invest your Accumulation Value in one or more Divisions, you will be subject to the risk that investment performance of the Divisions will be unfavorable and that the Accumulation Value will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to either or both of the Fixed Account Options, then we credit your Accumulation Value (in the Fixed Account Options you selected) with a stated rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum of 3% per year.

• SUITABILITY

Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. You should not purchase the Policy if you will need your Surrender Value in a short period of time.

• RISK OF LAPSE

If your monthly charges exceed your Surrender Value, your Policy may enter a 61-day (in most states) Grace Period and may lapse. When you enter the Grace Period, we will notify you that your Policy will lapse (that is, terminate without value) if you do not send us payment for the amount stated in the notice by a specified date. Your Policy generally will not lapse if you make a payment sufficient to cover the Monthly Deduction for the current month and the next two months before the end of the Grace Period. Subject to certain conditions you may reinstate a lapsed Policy.

• TAX RISKS

Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your Policy may become a modified endowment contract (“MEC”). Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC Policy are includable in gross income on an income first basis. Also, if you receive these distributions before you have attained age 59 1/2, you may be subject to a 10% penalty.

Existing tax laws that benefit this Policy may change at any time.

• WITHDRAWAL AND SURRENDER RISKS

We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment. Accordingly, you should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Surrender Value in the near future.

A partial withdrawal will reduce the Accumulation Value and Death Benefit. A withdrawal also is subject to a withdrawal charge.

A surrender or withdrawal may have tax consequences.

• LOAN RISKS

Taking a loan from your Policy may increase the risk that your Policy will terminate. It will have a permanent effect on the Policy’s Surrender Value because the Accumulation Value held as security for the loan does not participate in the performance of the Divisions. In addition, if you do not pay loan interest when it comes due, the accrued interest will reduce the Surrender Value of your Policy. Both of these consequences may increase your Policy’s risk of lapse. A loan will also reduce the Death Benefit. If your Policy is surrendered or if it lapses with an outstanding loan, you may incur adverse tax consequences.

portfolio risks

Each Division invests in shares of one of the Portfolios. We do not promise that the Portfolios will meet their investment objectives. From time to time, Portfolios may cease making shares available to the respective Division or may impose restrictions on transactions in their shares. Amounts you have allocated to the Divisions may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which the Divisions invest. You bear the investment risk that the Portfolios possibly will not meet their objectives.

The type of investments that a Portfolio makes entail specific types of risks. A comprehensive discussion of the risks of each Portfolio in which the Divisions may invest may be found in the Funds’ prospectuses. Please refer to the prospectuses for the Funds for more information. You should read the prospectuses for each of the Funds carefully before investing. If you do not have a prospectus for a Portfolio, please contact us at the address or telephone number provided on the front cover of this prospectus and we will send you a copy.

fee tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, or transfer Accumulation Value among the Divisions and the Fixed Account Options.

TRANSACTION FEES
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Premium Charges: (1)
Maximum Premium Load (1)	Each Premium Payment	Guaranteed: 3% of premium in all years Current: 3% of premium in Policy Years 1-10; 0 thereafter
Premium Tax Charge (1)	Each Premium Payment	2.5% of premium
Federal Income Tax Charge (1)	Each Premium Payment	1.25% of premium
Transfer Fees	Upon Transfer	$0 on first 12 transfers in each Policy Year; $25 on each transfer thereafter on a current basis; $50 per transfer guaranteed maximum
Withdrawal Charge	Upon Withdrawal	The lesser of $25 or 2% of the partial withdrawal
In-force Policy Illustrations	Upon Request	$50 (2)
Policy Loan Interest Rate	Upon each Policy Anniversary or, when applicable, loan repayment, Policy surrender, reinstatement of Policy or death of the Insured	Policy Years 1-10: 6% annually (3) Policy Years 11 +: 4% annually (3)

(1)  Subject to state law, we reserve the right to increase these tax charges due to changes in state or federal tax laws that increase our tax liability. The Premium Tax Charge may be limited in certain jurisdictions. (See “Premium Charges” page 28.) The Premium Charges for policies issued for delivery in the Commonwealth of Puerto Rico are described under “Premium Charges” on page 28.

(2)  We currently waive this charge.

(3)  Policy Loan Interest Rate deducted for Policy Years 1 - 10 is based on the difference between the loan interest rate credited (which is set at 6% annually) and the interest rate credited to the Accumulation Value held in the General Account to secure the loan (which is set at 4% annually) and for Policy Years 11 and later, no Net Policy Loan Interest is deducted because the amount of the Loan is charged the same interest rate (which is 4%) as the rate at which interest is credited (which is 4%) to the Accumulation Value held in the General Account to secure the loan. See “Policy Loans”, beginning on page 31.

The following table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the Portfolios’ fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Cost of Insurance (per $1,000 of net amount at risk) (1), (5)	Monthly on Monthly Anniversary Date	$_________ per $1,000 For 45 year old male non-tobacco-user, Standard rating class: Current: $_____ per $1,000 Guaranteed: $____ per $1,000
Acquisition Charge (per $1,000 of Specified Amount) (2), (5)	Monthly on Monthly Anniversary Date
Maximum: $____ per $1000 in Policy Year 1; $_____ per $1,000 in Policy Year 2; and $_____ per $1,000 in Policy Years 3 through 10; $0.00 thereafter
For 45-year old male, non-tobacco-user, Standard rating class:
$ ____ per $1,000 of Specified Amount in Policy Year 1; $____ per $1,000 of Specified Amount in Policy Year 2; $_____ per $1,000 in Policy Years 3 through 10; $0.00 thereafter

Mortality and Expense Risk Charge (3)	Accrued Daily	Maximum: Policy Years 1-25: 0.75% annually Policy Years 26+: 0.30% annually Current: Policy Years 1-25: 0.50% annually Policy Years 26+: 0.10% annually
Administrative Expense Charge	Monthly on Monthly Anniversary Date	$5 per month
Federal Income Tax Charge	Each Valuation Period	Currently none (4)

(1)  The cost of insurance charge varies based on Attained Age, sex, tobacco-use status, underwriting class of the Insured, and duration of the Policy. We determine the current Cost of Insurance charge, but we guarantee we will never charge you a higher rate than the guaranteed rate shown in your Policy. We calculate a separate Cost of Insurance charge for any increase in the Specified Amount, based on the Insured’s circumstances at the time of the increase. For more information about the calculation of the Cost of Insurance charge, see “Cost of Insurance,” beginning on page 28.

(2)  The rate shown in the table is determined as follows. The acquisition charge is charged for the first ten Policy Years. It is 0.3% of the Load Basis Amount in Policy Year 1 (3.6% annually); 0.6% of the Load Basis Amount in Policy Year 2 (7.2% annually); and 2.0% of the Load Basis Amount in Policy Years 3 - 10 (24.0% annually). The Load Basis Amount is a percentage of the Specified Amount. The Load Basis Amount varies based on the sex, Issue Age, and rating class of the Insured. It does not vary by the amount of premium paid. The current maximum Load Basis Amount is $____ per thousand dollars of Specified Amount. The Load Basis Amount for a 45-year old male, non-tobacco user, Standard rating class is _____ per thousand. We calculate a separate acquisition charge for any increase in the Specified Amount based on the Insured’s circumstances at the time of the increase. For more information about the acquisition charge, see “Acquisition Charge”, beginning on page 28.

(3)  The rates given are effective annual rates.

(4)  We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Separate Account. We reserve the right to do so in the future. See “Charges and Fees Assessed Against the Separate Account “ on page 29 below.

(5)  The cost of insurance and acquisition charges shown in the table may not be representative of the charges you would pay. For more information about the charges that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.

Currently we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Accumulation Value as part of the Monthly Deduction. You may not be eligible for all of the optional riders shown below. The benefits provided under each rider are summarized in “Optional Insurance Benefit Charges” below.

RIDER CHARGES

	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Accelerated Benefit Rider	Deducted from benefit payment	$250
Accidental Death Benefit	Monthly on the Monthly Anniversary Date	$___ - $___ per $1,000 of Insurance Risk (1),(8) 45 year old male non-tobacco user, Standard rating class: $____ per $1,000 of Insurance Risk
Automatic Increase	Monthly on the Monthly Anniversary Date	$___ - $___ per $1,000 of Initial Specified Amount (3),(8) 45 year old male non-tobacco user, Standard rating class: $____ per $1,000 of Initial Specified Amount
Children’s Term Insurance	Monthly on the Monthly Anniversary Date	$____ per $1,000 of Death Benefit

Disability Waiver of Monthly Deductions	Monthly on the Monthly Anniversary Date	___% - ___% increase in monthly charge (4),(8) 45 year old male non-tobacco user, Standard rating class: ____% increase in monthly charges
Disability Waiver of Specified Premium	Monthly on the Monthly Anniversary Date	$____ - $____ per $1 of Specified Premium waived (5),(8)(9) 45 year old male non-tobacco user, Standard rating class: $_____ per $1 of Specified Premium waived

Guaranteed Insurability Option Rider	Monthly on the Monthly Anniversary Date	$____ - $0.16 per $1,000 of Specified Amount (6)(8) 35 year old male non-tobacco user, Standard rating class: $___ per $1,000 of Specified Amount (9)
Spouse Term Rider	Monthly on the Monthly Anniversary Date	$___ - $____ per $1,000 of Death Benefit (7),(8) 42 year old female non-tobacco user, Standard rating class: $____ per $1,000 of Death Benefit

(1)  The monthly rate for this rider is based on the Attained Age of the Insured.

(2)  This charge varies depending on the Issue Age, risk classification and sex of the Insured.

(3)  The monthly rate for this rider is based on the Issue Age of the Insured.

(4)  The charge percentage for this rider is based on the Attained Age of the Insured.

(5)  The monthly rate for this rider is based on sex, Attained Age and rating class of the Insured.

(6)  The cost of insurance rate for this rider is based on Issue Age and remains level throughout the rider coverage period.

(7)  This charge varied based on Attained Age, sex, tobacco-use status, underwriting class of the Insured, and duration of the Rider. The calculation and operation of this charge is similar to the calculation of the cost of insurance charge on the Policy. See note (1) on Page 7.

8)  The charge shown in the table may not be representative of the charges you would pay. For more information about the charges that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus on contact your representative.

(9)  This rider is not available to Insureds beyond Issue Age 40.

The following table describes Portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Portfolios. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Charges Assessed

Against the Underlying Funds(1)

Minimum	Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses), without waivers or expense reimbursements
___%	___%
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses), with contractual waivers and expense reimbursements
___%	___%

(1)  The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2005 for the Portfolios in which the Variable Account invests.

The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios’ expenses to keep the Portfolios’ expenses below specified limits. The range of expenses in the first row above does not include the effect of any fee reduction or expense reimbursement arrangement. The range of expenses in the second row above shows the effect of contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through December 31, 2006. The ____% maximum Total Annual Portfolio Operating Expenses, after contractual waivers and expense reimbursements are taken into consideration, is for 2 Portfolios, and the expense limits are terminable after December 31, 2006. These arrangements are described in more detail in the Expense table and footnotes on the following page and in the relevant Portfolios’ prospectuses. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time, and which are not reflected in the above chart. Taking these arrangements into consideration, the maximum and minimum Total Annual Portfolio Operating Expenses were ____% and .___%, respectively. Each fee reduction and expense reimbursement arrangement is described in the notes to the table below and the relevant Portfolio’s prospectus.

The Portfolios’ expenses are assessed at the Portfolio level and are not direct charges against the Divisions or the Policy’s Accumulated Value. These expenses are taken into account in computing each Portfolio’s per share net asset value, which in turn is used to compute the corresponding Division’s Accumulation Unit Value.

Each Division purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and they may vary from year to year.

Note that the SEC has adopted rules which will require, among other things, that the underlying fund Boards of Directors or Boards of Trustees issuing the Portfolios to consider whether to adopt redemption fees of up to 2% to be imposed on policyowners whose transfers among investment divisions cause underlying fund Portfolio shares to be redeemed shortly after shares of the same Portfolio are purchased as a result of such policyowners transfers. Such fees, if imposed, would be paid to the Portfolio the shares of which were purchased and sold. Those same rules permit underlying fund Boards of Directors or Boards of Trustees to place restrictions on how quickly shares may be sold after those shares have been purchased. Such restrictions, if imposed, would restrict a Policyowner's ability to request transfers involving the Division which purchases such shares.

The figures in the following table show expense ratios for the individual Portfolios for the year ended December 31, 2005, except where otherwise noted. The expense of certain Portfolios reflect contractual fee reductions and expense reimbursement, as indicated in their prospectuses.

Individual Portfolio Company Annual Expenses
(as a percentage of average net assets)

	Mgmt. Fees	12b-1 or Service Fees	Other Expenses	Total Portfolio Expenses (without waivers)	Total waivers	Total Portfolio Expenses (with waivers)
JPVF Balanced					N/A
JPVF Capital Growth					N/A
JPVF Growth					N/A
JPVF High Yield Bond					N/A
JPVF International Equity					N/A
JPVF Mid-Cap Growth					N/A
JPVF Mid-Cap Value					N/A
JPVF Money Market					N/A
JPVF Small-Cap Value					N/A
JPVF Small Company					N/A
JPVF S&P 500 Index (2)
JPVF Strategic Growth					N/A
JPVF Value					N/A
JPVF World Growth Stock					N/A
American Century VP International					N/A
American Century VP Value		0.25%			N/A
American Funds Growth Fund		0.25%			N/A
American Funds Growth-Income		0.25%			N/A
DWS Small Cap Index VIP Class B (5)
Fidelity VIP Contrafund®
Fidelity VIP Equity-Income (8)
Fidelity VIP Growth (8)
Fidelity VIP Investment Grade Bond		0.25%			N/A
Fidelity VIP Mid Cap (8)		0.25%
Franklin Small Cap Value Securities Fund (1)		0.25%
Goldman Sachs Capital Growth (8)					N/A
MFS VIT Utilities Series					N/A
PIMCO Total Return (3)		0.15%			N/A
ProFund VP Asia 30 (4)		0.25%			N/A
ProFund VP Europe 30 (4)		0.25%			N/A
ProFund VP Financials (4)		0.25%			N/A
ProFund VP Health Care (4)		0.25%			N/A
ProFund VP Large-Cap Growth (4)		0.25%
ProFund VP Large-Cap Value (4)		0.25%
ProFund VP Rising Rates Opportunity (4)		0.25%			N/A
ProFund VP Small-Cap Growth (4)		0.25%			N/A
ProFund VP Small-Cap Value (4)		0.25%			N/A
ProFund VP Technology (4)		0.25%			N/A
ProFund VP U.S. Government Plus (4)		0.25%			N/A
Templeton Foreign Securities (1)		0.25%
Vanguard VIF Mid-Cap Index (7)					N/A
Vanguard VIF REIT Index (7)					N/A
Vanguard VIF Small Company Growth (6)					N/A
(1)   The Fund manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund’s investment in a Franklin Templeton money fund for cash management. The reduction is required by the Fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission.
(2)   The Portfolio’s investment adviser reimbursed the Portfolio for total annual expenses above .__% of average net assets during 2005. Without such reimbursement, total annual expenses would have been .__%. The expense reimbursement plan is pursuant to a contract which may be terminated by that investment adviser at any time.
(3)   PIMCO has contractually agreed, for the Portfolio’s fiscal year, to reduce total annual portfolio operating expenses to the extent they would exceed, due to total payment of organizational expenses and Trustees’ fees, .__% of average daily net assets.
(4)   ProFund Advisors has contractually agreed to waive investment advisory and management service fees and to reimburse other expenses to the extent the Portfolio’s total portfolio annual expenses exceed ___% of the Portfolio’s average daily net assets through December 31, 2006. After such date, the expense limitation may be terminated or revised.
(5)   The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses (other than 12b-1 fees) to .___% of the average daily net assets of the Fund until April 30, 2007. This Portfolio changed its name from Scudder VIT Small Cap Index Fund effective on February 7, 2006
(6)   The investment advisers for this Portfolio receive a quarterly advisory fee based on an annual percentage rate applied to average month-end net assets over the quarter increased or decreased based upon the advisers’ performances in comparison to a benchmark index. Please see the Portfolio’s prospectus and statement of additional information for more details.
(7)   The Vanguard Group provides investment advisory services to the Portfolios on an at-cost basis.
(8)   The investment adviser has contractually agreed to waive a portion of its fees through December 31, 2006.

Note: The Portfolio expense information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details.

Certain of the Portfolios’ advisers reimburse the Company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policies. Such reimbursement is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ among Portfolios. Such reimbursement typically is calculated as a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to .25% annually of net assets. The reimbursements, which generally are paid by the advisers and are not charged to owners, are separate from the expenses of the Portfolio. We receive 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios’ shares held by corresponding Divisions.

definitions

Accumulation Value—The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

Age—The Insured’s age at his/her nearest birthday.

Allocation Date—The date when the initial Net Premium is placed in the Divisions and the Fixed Account Options as instructed by the Policyowner in the application. The Allocation Date is the later of 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

Attained Age—The Insured’s age at the last Policy Anniversary.

Beneficiary—The person you designated to receive the Death Benefit proceeds. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary.

Code—The Internal Revenue Code of 1986, as amended.

Company—Jefferson Pilot Financial Insurance Company.

Company’s General Account Assets - Assets of the Company that are not included as a part of the assets of any separate account owned by the Company. The Company’s General Account Assets include the assets in the Fixed Account Options under the policy.
Cost of Insurance—A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

Date of Receipt—Any Valuation Date, prior to 4:00 p.m. Eastern time, on which a notice or premium payment, other than an initial premium payment, is received at our Service Office.

Death Benefit—The amount which is payable on the Death of the Insured, adjusted as provided in the Policy.

Death Benefit Options—The methods for determining the Death Benefit.

Division—A separate division of Separate Account A which invests only in the shares of a specified Portfolio of a Fund.

Fixed Account Options—There are two Fixed Account Options - the General Account and the Long Term Fixed Account. Both are non-variable funding options which are a part of the Company's General Account Assets.

Fund—An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account—A non-variable funding option, one of the two Fixed Account Options available in the Policy that guarantees a minimum interest rate of 3% per year.

Grace Period—The 61-day period beginning on the Monthly Anniversary Date on which the Policy’s Surrender Value is insufficient to cover the current Monthly Deduction. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

Insured—The person on whose life the Policy is issued.

Issue Age—The Age of the Insured on the Policy’s Issue Date.

Issue Date—The date on which we issue the Policy.

Load Basis Amount—An amount per $1,000 of Specified Amount which varies by sex, Issue Age (or Attained Age for an increase in Specified Amount) and rating class of the Insured. This amount is used to calculate the Acquisition Charge.

Loan Value—Generally, 100% of the Policy’s Surrender Value on the date of a loan.

Long Term Fixed Account—A non-variable funding option, one of the two Fixed Account Options available in the Policy that guarantees a minimum interest rate of 3% per year

Monthly Anniversary Date—The same day in each month as the Policy Date.

Net Premium—The gross premium less the State Premium Tax Charge, Federal Income Tax Charge and the Premium Load.

Policy—The life insurance contract described in this Prospectus.

Policy Date—The date set forth in the Policy from which Policy Years, Policy Months and Policy Anniversaries will be determined. If the Policy Date falls on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If You do not request a date, it is either the date the Policy is issued or the date we receive your premium payment. For policy exchanges or conversions, the Policy Date is the Monthly Anniversary Date of the original policy.

Policy Debt—The sum of all unpaid policy loans and accrued interest thereon.

Portfolio—A separate investment series of one of the Funds.

Premium Load—A charge we assess against premium payments.

Proof of Death—One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.

SEC—Securities and Exchange Commission.

Separate Account A or the Separate Account—JPF Separate Account A, a separate investment account we established for the purpose of funding the Policy.

Service Office—Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Specified Amount—The amount you choose at application, which may subsequently be increased or decreased, as provided in the Policy. The Specified Amount is used in determining the Death Benefit.

State—Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, the Commonwealth of the Northern Mariana Islands or any other possession of the United States.

Surrender Value—Accumulation Value less any Debt.

Valuation Date—The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open.

Valuation Period—The period of time between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

the company

Jefferson Pilot Financial Insurance Company (“JP Financial” or “the Company”) is a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. On April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The Company redomesticated to Nebraska in June of 2000. On April 1, 2006, Jefferson-Pilot Corporation merged into and with a wholly owned subsidiary of Lincoln National Corporation as a part of the merger of the two companies operations. The obligations of the Company as set forth in your policy, this Prospectus, and the Statement of Additional Information will not change as a result of this merger. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. JP Financial’s Service Office is located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam and the Commonwealth of the Northern Mariana Islands.

At December 31, 2005 the Company and its subsidiaries had total assets of approximately $___0 billion and had $___ billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $___ billion. At the same date, the total assets of Lincoln National Corporation and its subsidiaries, not including the subsidiaries of Jefferson-Pilot Corporation, were $______

We write individual life insurance and annuities, which are subject to Nebraska law governing insurance.

We are currently rated AAA (Exceptionally Strong) by Standard & Poor’s Corporation, A++ (Superior) by A. M. Best Company, and AA+ (Very Strong) by Fitch Ratings. These ratings do not apply to JPF Separate Account A, but reflect the opinion of the rating companies as to our relative financial strength and ability to meet contractual obligations to our policyholders.

the separate account

The Separate Account underlying the Policy is JPF Separate Account A. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios’ investment objectives and restrictions and other material information relating to the Portfolios are contained in the Funds’ prospectuses, which are delivered with this Prospectus.

Separate Account A was established under New Hampshire law on August 20, 1984 and is now governed by the laws of the State of Nebraska as a result of the Company’s redomestication to Nebraska on June 12, 2000. Under Nebraska Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies and variable annuities. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value.

The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or our management or investment practices or policies. We do not guarantee the Separate Account’s investment performance.

Divisions. The Policies presently offer forty-three Divisions but may add or delete Divisions. We reserve the right to limit the number of Divisions in which you may invest over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

investment and fixed account options

You may allocate all or a part of your Net Premiums and Accumulation Value among the Divisions currently available under your Policy or to either or both of the Fixed Account Options.

Selecting Investment Options

• Choose options appropriate for you. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

• Understand the risks associated with the options you choose. Some Divisions invest in Portfolios that are considered more risky than others. Portfolios with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other Portfolios. For example, Portfolios investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, Portfolios using derivatives in their investment strategy may be subject to additional risks.

• Be informed. Read this prospectus and the Portfolio prospectuses before choosing your investment options.

• SEPARATE ACCOUNT INVESTMENTS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums and Accumulation Value allocated to the Separate Account will be invested in the Portfolios in accordance with your selection.

The Separate Account is currently divided into 43 Divisions, each of which invests in a single Portfolio of one of the following open-end investment management companies:

Jefferson Pilot Variable Fund, Inc. (“JPVF”)

American Century Variable Portfolios, Inc.

American Funds Insurance Series

DWS Investments VIT Funds

Goldman Sachs Variable Insurance Trust

Fidelity® Variable Insurance Products Fund (“VIP”)

Franklin Templeton Variable Insurance Products Trust

MFS® Variable Insurance Trust

PIMCO Variable Insurance Trust

ProFunds VP

Vanguard Variable Insurance Fund

Divisions may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Divisions you may elect over the lifetime of the Policy or to increase the total number of Divisions you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only to insurance company separate accounts to provide the investment options for variable annuities or variable life insurance policies and in some instances to qualified employee benefit plans. (See Mixed and Shared Funding).

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Division or combination of Divisions is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

INVESTMENT ADVISERS AND OBJECTIVES FOR EACH OF THE FUNDS

The investment adviser to JPVF is Jefferson Pilot Investment Advisory Corporation (“JP Investment Advisory”), an affiliate of the Company. JP Investment Advisory and JPVF have contracted with the unaffiliated sub-investment managers listed in the table below to provide the day-to-day investment decisions for the JPVF Portfolios.

American Century Investment Management, Inc. is the investment adviser to the American Century Variable Portfolios, Inc. Capital Research and Management Company (“Capital”) is the investment adviser to the American Funds Insurance Series. Goldman Sachs Asset Management L.P. is the investment adviser to the Goldman Sachs Variable Insurance Trust. Deutsche Asset Management, Inc. (“Deutsche”) is the investment adviser to the DWS Investments VIT Funds. Fidelity Management and Research Company (“FMR”) is the investment adviser to the Fidelity Variable Insurance Products Fund. Massachusetts Financial Services Company (“MFS”) is the investment adviser to the MFS Variable Insurance Trust. Pacific Investment Management Company (“PIMCO”) is the investment adviser to the PIMCO Variable Insurance Trust. ProFund Advisors LLC is the investment adviser to the ProFunds VP. The investment advisers for the Vanguard VIF Small Company Portfolio of the Vanguard Variable Insurance Fund are Granahan Investment Management, Inc. (“Granahan”) and Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”). The Vanguard Group is the investment adviser to the Vanguard VIF Mid-Cap Index and VIF REIT Index Portfolios. Templeton Investment Counsel, LLC (“TIC”) and Franklin Advisory Services, LLC are the investment advisers to the Portfolios of the Franklin Templeton Variable Insurance Products Trust.

Following are the investment objectives and managers for each of the Portfolios:

PORTFOLIO CHOICES

LARGE GROWTH

PORTFOLIO NAME	OBJECTIVE	MANAGER
American Growth Fund, Class 2	Seeks long-term growth	Capital
VIP Growth Portfolio	Seeks to achieve capital appreciation.	FMR
Goldman Sachs Capital Growth Fund	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.
JPVF Capital Growth Portfolio	Seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.	Wellington Capital Management, LLC (“Wellington”)
JPVF Growth Portfolio	Capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.	Turner Investment Partners, Inc. (“Turner”)
JPVF Strategic Growth Portfolio	Long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio’s investment objective of long-term growth.	T. Rowe Price
ProFund VP Large-Cap Growth	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500/Citigroup Growth Index.	ProFund Advisors LLC (“ProFund”)

LARGE CORE

PORTFOLIO NAME	OBJECTIVE	MANAGER
VIP Contrafund® Portfolio	Seeks long-term capital appreciation.	FMR
JPVF S&P 500 Index Portfolio(1)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.	Mellon Capital Management Corporation

LARGE VALUE

PORTFOLIO NAME	OBJECTIVE	MANAGER
American Growth-Income Fund, Class 2	Seeks long-term growth and income	Capital
VIP Equity-Income Portfolio
Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities the Portfolio will also consider the potential for capital appreciation. The Portfolio’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor’s Composite Index of 500 Stocks (S&P 500).
FMR
JPVF Value Portfolio	Long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, seeks a reasonable level of current income.	Credit Suisse Management, LLC
ProFund VP Large-Cap Value	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500/Citigroup Value Index.	ProFund

MID-CAP GROWTH

PORTFOLIO NAME	OBJECTIVE	MANAGER
JPVF Mid-Cap Growth Portfolio	Seeks capital appreciation.	Turner

MID-CAP CORE

PORTFOLIO NAME	OBJECTIVE	MANAGER
VIP Mid Cap Portfolio, Service Class 2	Seeks long-term growth of capital	FMR
Vanguard® VIF Mid-Cap Index Portfolio	Seeks to provide long-term growth of capital by attempting to match the performance of a broad-based market index of stocks of medium-size U.S. companies.	Vanguard

MID-CAP VALUE

PORTFOLIO NAME	OBJECTIVE	MANAGER
American Century® VP Value Fund, Class II	Seeks long-term capital growth. Income is a secondary objective.	American Century
JPVF Mid-Cap Value Portfolio	Seeks capital appreciation.	Wellington

SMALL-CAP GROWTH

PORTFOLIO NAME	OBJECTIVE	MANAGER
JPVF Small Company Portfolio	Seeks growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies.	Lord, Abbett & Company, LLC
ProFund VP Small-Cap Growth	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/Citigroup Growth Index.	ProFund
DWS Small Cap Index VIP Class B	Seeks to replicate, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index, which emphasizes stocks of small U.S. companies.	Deutsche
Vanguard® VIF Small Company Growth Portfolio	Seeks to provide long-term growth of capital.	Granahan and GMO

SMALL-CAP VALUE

PORTFOLIO NAME	OBJECTIVE	MANAGER
Franklin Small Cap Value Securities Fund, Class 2	Seeks long-term total return.	Franklin Advisory Services, LLC
JPVF Small-Cap Value Portfolio	Seeks long-term capital appreciation by investing primarily in securities of small-cap companies.	Dalton, Greiner, Hartman, Maher, LLC

ProFund VP Small-Cap Value	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/Citigroup Value Index.	ProFund

INTERNATIONAL LARGE GROWTH

PORTFOLIO NAME	OBJECTIVE	MANAGER
American Century® VP International Fund	Seeks capital growth.	American Century
JPVF International Equity Portfolio	Long-term growth of capital through investments in securities whose primary trading markets are outside the United States.	Marsico Capital Management, LLC
ProFund VP Asia 30	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Asia 30 Index.	ProFund
ProFund VP Europe 30	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds VP Europe 30 Index.	ProFund

INTERNATIONAL LARGE CORE

PORTFOLIO NAME	OBJECTIVE	MANAGER
JPVF World Growth Stock Portfolio
Long-term growth through a policy of investing primarily in stocks of companies organized in the U.S. or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.
Templeton Global Advisors, Ltd.

INTERNATIONAL LARGE VALUE

PORTFOLIO NAME	OBJECTIVE	MANAGER
Templeton Foreign Securities Fund: Class 2	Seeks long-term capital growth.	Templeton Investment Counsel, LLC

SECTOR
PORTFOLIO NAME	OBJECTIVE	MANAGER
MFS VIT Utilities Series	Seeks capital growth and current income (income above that is available from a portfolio invested entirely in equity securities).	MFS
ProFund VP Financials	Seeks daily investment results, before fees and expenses, that corresponds to the daily performance of the Dow Jones U.S. Financial Sector Index.	ProFund
ProFund VP Health Care	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Healthcare Sector Index.	ProFund
ProFund VP Technology	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Technology Sector Index.	ProFund
Vanguard® VIF REIT Index Portfolio	Seeks to provide a high level of income and moderate long-term growth of capital.	Vanguard

FIXED INCOME

PORTFOLIO NAME	OBJECTIVE	MANAGER
VIP Investment Grade Bond Portfolio, Service Class 2	Seeks to achieve as high a level of current income as is consistent with preservation of capital.	FMR
JPVF High Yield Bond Portfolio	High level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities.	MFS
PIMCO Total Return Portfolio	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO
ProFund VP Rising Rates Opportunity
Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (125%) the inverse (opposite) of the daily price movement of the most recently issued 30-year U.S. Treasury Bond (“Long Bond”).
ProFund
ProFund VP U.S. Government Plus
Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (125%) the daily price movement of the most recently issued 30-year U.S. Treasury Bond (“Long Bond”).
ProFund

HYBRID

PORTFOLIO NAME	OBJECTIVE	MANAGER
JPVF Balanced Portfolio	Reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.	Wellington

MONEY MARKET

PORTFOLIO NAME	OBJECTIVE	MANAGER
JPVF Money Market Portfolio	Seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity.	MFS

An investment in the JPVF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government or the FDIC or any other agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

Some of the Portfolios are managed by investment advisers who also manage publicly offered mutual funds having similar names and investment objectives. While some of the Portfolios may in some ways resemble, and may in fact be modeled after publicly offered mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly offered mutual fund. Consequently, the investment performance of publicly offered mutual funds and any similarly named Portfolio may differ substantially.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Division are separate and are credited to or charged against the particular Division without regard to income, gains or losses from any other Division or from any other part of our business. We will use the net premiums you allocate to a Division to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

• MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Portfolios are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Portfolio shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Portfolios simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund’s Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Portfolio. This might force that Portfolio to sell portfolio securities at disadvantageous prices. Policy owners will not bear the attendant expense.

• FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without such prior approval of the SEC or other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another, or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in “Charges and Fees-Other Charges” on page 28 below; and

(f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolio’s shareholders. See accompanying Prospectus for the Portfolios.

• FIXED ACCOUNT OPTIONS

Interests in the two Fixed Account Options made available by the Company's General account Assets have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the Company's general account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the Company's general account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Company's general account has not been reviewed by the SEC.

The two Fixed Account Options are fixed funding options available under the Policy. We guarantee a minimum interest rate of 3.0% on amounts in either or both of the Fixed Account Options and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the value of either of the Fixed Account Options.

The two Fixed Account Options are secured by our general assets. Our general assets include all assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the Company's general Account Assets in those assets we choose, as allowed by applicable law. We will allocate investment income of such assets between ourself and those policies participating in the Fixed Account Options.

We guarantee that, at any time, the Fixed Account Options Accumulation Value of your Policy will not be less than the amount of the Net Premiums allocated to the Fixed Account Options, plus interest at an annual rate of not less than 3.0%, less the amount of any withdrawals, Policy loans or Monthly Deductions, plus interest at an annual rate of not less than 3.0%.

Transfers of Accumulation Value from the Fixed Account Options are limited. The restrictions are detailed in your Policy and summarized below. (See "Transfers and Allocations to Funding Options")

If you do not accept the Policy issued as applied for or you exercise your “free look” option, no interest will be credited and we will retain any interest earned on the initial Net Premium.

• policy choices

GENERAL

The Policy is designed to provide the Insured with lifetime insurance protection and to provide you with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on the Insured with a Death Benefit payable on the Insured’s death. It is primarily used in multi-life situations where the insureds share a common employment or have a business relationship. It can also be used on an individual life basis. The Policy may be owned by a corporation, trust, association or other similar entity. You may use the Policy to informally fund non-qualified executive deferred compensations, salary continuation plans, retiree medical benefits or other purposes. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. The Insured under the Policy must generally be under age 85 and over age 18 at the time the application for the Policy is submitted, if the Policy is fully underwritten. Other age limits may apply where the Insured is not fully underwritten. Policies issued in certain States will not directly reflect the Insured’s sex in either the premium rates or the charges or values under the Policy. We may reject an application for any reason.

The minimum Specified Amount at issue is $100,000 for fully underwritten (other minimums may apply if not fully underwritten). Where the Owner of the Policy will be the Insured's employer, a lower minimum Specified Amount may be available. We reserve the right to revise our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

• PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our Service Office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payments on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. We will not bill premium payments for less than $250, nor more frequently than quarterly, semi-annually, or annually ($50 for electronic fund transfers).

We may require evidence of insurability if payment of a premium will result in an immediate increase in the difference between the Death Benefit and the Accumulation Value.

In order to help you obtain the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial abilities, the Specified Amount of the Policy and the Insured’s age, sex and risk class. You are not required to pay Planned Periodic Premiums. If you do not pay a Planned Periodic Premium, your Policy will not lapse, so long as the Policy’s Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. (See “Grace Period”)

• MODIFIED ENDOWMENT CONTRACT

The Policy will be allowed to become a modified endowment contract (“MEC”) under the Code only with your consent. If you pay a premium that would cause your Policy to be deemed a MEC and you do not consent to MEC status for your Policy, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds .

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We may also notify you of other options available to you to keep the Policy in compliance.

• COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as a “contract of life insurance” under the Code. The Death Benefit provided by the Policy is intended to qualify for exclusion from federal income taxation. If at any time you pay a premium that would exceed the amount allowable for such qualification, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on the separate deposit fund.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the separate deposit fund. If you instruct us to hold that amount, we will apply it to the separate deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code.

We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

• BACKDATING

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to approval of the Policy in the state where the Policy is issued (or as otherwise allowed by state law). Backdating may be desirable so that you can purchase a particular Specified Amount for a lower cost of insurance rate based on a younger Insured age. For a backdated Policy, we will assess Policy fees and charges from the Policy Date even though you did not have coverage under the Policy until the initial premium payment is received. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

• ALLOCATION OF PREMIUMS

We will allocate premium payments, net of the premium tax charge, Federal income tax charge and Premium Load, plus interest earned from the later of the date of receipt of the premium payment and the Policy Date to the Allocation Date, among the Fixed Account Options and the Divisions in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any Division or Fixed Account Option is 1%. Allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Service Office. Prior to the Allocation Date, the initial Net Premium, and any other premiums received, will be allocated to the Company's general account. (See “Right of Policy Examination”)

You may change your premium allocation instructions at any time. Your request may be written, by telephone, or via the internet, so long as the proper telephone or internet authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See “Transfers and Allocations to Funding Options”)

• DEATH BENEFIT OPTIONS

At the time of purchase, you must choose between the available Death Benefit Options. The amount payable upon the Death of the Insured depends upon which Death Benefit Option you choose.

Option I: The Death Benefit will be the greater of (i) the current Specified Amount or (ii) the Accumulation Value on the death of the Insured multiplied by the corridor percentage, as described below.

Option II: The Death Benefit equals the greater of (i) the current Specified Amount plus the Accumulation Value on the death of the Insured or (ii) the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

Option III: The Death Benefit equals the greater of (i) the current Specified Amount plus the total premiums paid less any withdrawals to the date of death or (ii) the Accumulation Value multiplied by the corridor percentage, as described below. If the total of the withdrawals exceeds the premiums paid then the Death Benefit will be less than the Specified Amount.

The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the Code.

Death Benefit Qualification Test

You will also choose between the two Death Benefit qualification tests, the cash value accumulation test and the guideline premium test. Once you have made your choice, the Death Benefit qualification test cannot be changed.

The guideline premium test limits the amount of premium payable for an Insured of a particular age and sex. It also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value.

Following are the Corridor Percentages under the Guideline Premium Test:

Corridor Percentages

(Attained Age of the Insured at the

Beginning of the Contract Year)

Age	%	Age	%	Age	%	Age	%
0-40	250%	50	185%	60	130%	70	115%
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	94	101
						95	100

The cash value accumulation test requires that the Death Benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured’s age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by a corridor percentage that is defined as $1000 divided by the net single premium.

The tests differ as follows:

(1) the guideline premium test limits the amount of premium that you can pay into your Policy; the cash value accumulation test does not.

(2) the factors that determine the minimum Death Benefit relative to the Policy’s Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test.

(3) If you wish to pay more premium than is permitted under the guideline premium test, for example to target a funding objective, you should consider the cash value accumulation test, because it generally permits higher premium payments. However, the higher corridor percentage might cause you to pay higher cost of insurance charges. Payment of higher premiums could also cause your Policy to be deemed a MEC.

(4) If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the guideline premium test will better serve this objective. Since the corridor percentages are lower, the smaller required Death Benefit generally results in lower cost of insurance charges.

You should consult with a qualified tax adviser before choosing the Death Benefit Qualification Test.

The following example demonstrates the Death Benefits under Options I, II and III for the cash value accumulation test and the guideline premium test. The example shows an Ensemble EXEC Policy issued to a male, non-smoker, Age 45, at the time of calculation of the Death Benefit. The Policy is in its 10th Policy Year and there is no outstanding Policy Debt.

	Cash Value	Guideline
	Accumulation	Premium
	Test	Test
Specified Amount	100,000	100,000
Accumulation Value
Corridor Percentage
Total Premiums less Withdrawals
Death Benefit Option I
Death Benefit Option II
Death Benefit Option III

Under any of the Death Benefit Options, the Death Benefit will be reduced by a withdrawal. (See “Withdrawals”) The Death Benefit payable under any of the Options will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

Beginning on the Policy Anniversary nearest the Insured’s Attained Age 100, the Death Benefit will equal 100% of the Accumulation Value as it may change from time to time, less Policy Debt and the Death Benefit will be set to Option I.

After we issue the Policy, you may, subject to certain restrictions, change the Death Benefit selection by sending us a request in writing. If you change the Death Benefit Option from Option II to Option I, the Specified Amount will be increased by the Policy’s Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option I to Option II, the Specified Amount will be decreased by the Policy’s Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option III to Option II, the Specified Amount will be increased by the Premiums paid to the date of the change less any withdrawals and then will be decreased by the Accumulation Value in the date of the change. If you change the Death Benefit from Option III to Option I, the Specified Amount will be increased by the Premiums paid less any withdrawals, to the date of the change. You may not change from Options I or II to Option III. If a change would result in an immediate increase in the Death Benefit, such change will be subject to evidence of insurability.

• TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

The Policy is not designed for purchase by individuals or organizations intending to use the services of professional market timing organizations (or other third persons or entities that use programmed or frequent transfers) (“market timing services”) to make transfers and reallocations among the Investment Divisions of the Separate Account. We consider the activities of market timing services as potentially disruptive to the management of an underlying fund. These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all policyowners and beneficiaries under the policy, including long-term policyowners who do not use market timing services to engage in these activities. Management of a fund, and its performance, can be adversely impacted by, among other things, requiring a fund to keep more of its assets liquid rather than purchasing securities which might better help achieve investment objectives or requiring unplanned sale of fund securities holdings and dilution of the value of the portfolio. Some market timing services seek to exploit inefficiencies in how the underlying fund securities are valued. For example, underlying funds which invest in international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the securities. The prospectuses for the respective underlying funds describe how their pricing procedures work as well as any steps such funds may take to detect market timing.

We have adopted limits on the number of transfers into and out of the investment divisions and imposed a charge for transfers as detailed below. These limits and charges apply uniformly to all policyowners and not just policyowners who utilize market timing services. At this point, we impose no further limits on policyowners, and we do not monitor policyowner transactions other than limiting the number of transactions in a policy year and imposing certain transfer charges as described below.

However, if we, or the investment adviser to any of the underlying funds, determine that a third-party agent on behalf of a policyowner or a market timing service is requesting transfers and reallocations, we reserve the right to restrict the third party’s ability to request transfers and reallocations. There can be no assurance that we will be able to identify those who use market timing strategies and curtail their trading. In addition, some of the underlying funds are also available for purchase by other insurance companies. There is no assurance that such insurance companies or any of the underlying funds have adopted any policies or procedures to detect or curtail market timing or frequent trading or that any such policies and procedures which are adopted will be effective.

We will notify you in writing if we reject a transfer or reallocation or if we implement a restriction due to the use of market timing services. We may, among other things, then require you to submit the transfer or reallocation requests by regular mail only.

In addition, orders for the purchase of underlying fund shares may be subject to acceptance by the underlying fund. Therefore, we reserve the right to reject, without prior notice, any transfer or reallocation request with respect to an Investment Division if the Division’s investment in the corresponding underlying fund is not accepted for any reason.

We have the right to terminate, suspend or modify these provisions.

You may transfer all or part of the Accumulation Value to any other Division or to either or both of the Fixed Account Options at any time. Funds may be transferred between the Divisions or from the Divisions to either or both of the Fixed Account Options. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we currently impose a transfer charge of $25 (which charge is guaranteed not to exceed $50), which we will deduct on a pro rata basis from the Division or Divisions or the Fixed Account Option into which the amount is transferred, unless you specify otherwise. We will not impose a transfer charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, on loan repayments or on transfers from either of the Fixed Account Options to one or more of the Divisions (see below for restrictions on transfers from the Fixed Account Options). We will not impose a transfer charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 24 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy’s Accumulation Value to either of the Fixed Account Options and choose to have all future premium payments allocated to the Fixed Account Option you chose. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the Fixed Account Option you chose.

•  RESTRICTIONS ON TRANSFERS FROM THE FIXED ACCOUNT OPTIONS

We impose restrictions on transfers of Accumulation Value out of both Fixed Account Options. Accumulation Values may be transferred out of the General Account option to the Divisions to the Long Term Fixed Account so long as all such transfers during a Policy Year do not exceed the larger of (A) 25% of the Accumulation Value at the beginning of the Policy Year in the General Account not being held as loan collateral, and (B) $5,000. Transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments are not subject to these limits. Accumulation Values may be transferred out of the Long Term Fixed Account option to the Divisions or to the General Account (A) only once in every 180 days and (B) all such transfers during a Policy Year do not exceed the larger of f (i) 15% of the Accumulation Value in the Long Term Fixed Account (but not more than $500,000), or (ii) $5,000. Any other transfer rules, including minimum transfer amounts (which we currently waive), also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to either of the Fixed Account Options. A transfer from either or both of the Fixed Account Options to the Divisions will not be subject to the transfer charge unless the transfer request also includes requests for transfers from one or more of the Divisions Transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the Company's general account and any loan repayments do not count as one of the 12 free transfers or as one of the maximum 24 transfers per Policy Year.

• TELEPHONE AND INTERNET TRANSFERS, LOANS AND REALLOCATIONS

You, your authorized representative, or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing, by telephone or via the internet. In order to make telephone or internet transfers, you must complete the appropriate authorization form and return it to us at our Service Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified. Internet transfers may not always be available.

We may also permit loans to be made by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that instructions are genuine. Any instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

• AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more units when prices are low and fewer when prices are high.

You may establish automated transfers of a specific dollar amount (the “Periodic Transfer Amount”) on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account (but not the Long term Fixed Account) to any Division (other than the Money Market Division). You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 1% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions among your allocations to your Policy’s investment options on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account (but not the Long Term Fixed Account) to the desired allocation, subject to a minimum of 1% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

You may select Dollar Cost Averaging or Automatic Portfolio Rebalancing when you apply for your Policy or at any time by submitting a written request to our Service Center. Contact us at the address or telephone number on the first page of this prospectus for forms or further information. You may stop participation by contacting us at our Service Center. You must give us at least 30 days advanced notice to change any automatic transfer instructions that are currently in place. We reserve the right to suspend or modify automatic transfer privileges at anytime.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy’s Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 24 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund’s investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

policy values

ACCUMULATION VALUE

The Accumulation Value of your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the Fixed Account Options. We calculate your Policy’s Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy’s Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional Net Premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the “Separate Account Value”) equals the initial premium payments, less the premium load and the Premium Tax and Federal Income Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i)  the Accumulation Value in the Division on the preceding Valuation Date multiplied by the Net Investment Factor, described below, for the current Valuation Period, plus

(ii)  any Net Premium we receive during the current Valuation Period which is allocated to the Division, plus

(iii)  all Accumulation Value transferred to the Division from another Division or a Fixed Account Option during the current Valuation Period, minus

(iv)  the Accumulation Value transferred from the Division to another Division or a Fixed Account Option and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, minus

(v)  all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the Monthly Deduction allocated to the Divisions.

• UNIT VALUES

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division’s unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division’s units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division’s units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division’s Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

NET INVESTMENT FACTOR

The Net Investment Factor measures each Division’s investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Portfolio share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for Portfolio shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Portfolio share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the average daily Net Asset Value of Portfolio shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The Fixed Account Options Accumulation Value reflects amounts allocated to each Fixed Account Option through payment of Net Premiums or transfers from the Separate Account or another Fixed Account Option, plus interest credited to those amounts. Amounts allocated to the Fixed Account Options, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the Fixed Account Options Accumulation Value, and the Accumulation Value.

• SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Policy Debt.

charges & fees

• CHARGES & FEES ASSESSED AGAINST PREMIUM

Premium Charges

Before a premium is allocated to any of the Divisions of Separate Account A and the Fixed Account Options, we will deduct (except with respect to policies issued for delivery to residents of the Commonwealth of Puerto Rico) the following fees and charges:

• a state premium tax charge of 2.5% unless otherwise required by state law (1.0% Tax Charge Back rate in Oregon and 2.35% in California. In Puerto Rico, no premium tax charge is assessed).

• a federal income tax charge of 1.25% (“Federal Income Tax Charge”) which reimburses us for our increased federal tax liability under the federal tax laws.

• a Premium Load, which is guaranteed not to exceed 3% of premium in all years and which we currently do not intend to assess after the 10th Policy Year, which reimburses us for a portion of our distribution expenses.

The premium charges are also applied to premiums received pursuant to replacements or exchanges under Section 1035 of the Internal Revenue Code.

For policies issued for delivery to residents of the Commonwealth of Puerto Rico, we will deduct a charge against premium of 3.75% (which is guaranteed not to exceed 6.75%) before a premium is allocated to any of the divisions of Separate Account A or the Fixed Account Options. If permitted by applicable law, this charge may be increased to reflect changes in Federal or Commonwealth of Puerto Rico tax laws which increase our tax liability.

The state premium tax charge reimburses us for taxes and other assessments we pay to states and municipalities in which the Policy is sold and represents an approximate average of actual taxes we pay. The amount of tax assessed by a state or municipality may be more or less than the charge. We may impose the premium tax charge in states which do not themselves impose a premium tax. State premium tax rates vary from 0% to 4%. The current North Carolina premium tax rate is 1.9%. Subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase our tax liability.

• CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy’s Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. You may not designate the Long Term Fixed Account as the sole source for deducting charges and fees. If you do not designate any Division or the General Account, we will deduct the charges pro rata from each of the Divisions and the General Account. Charges may only be deducted from the Long Term Fixed Account if no value remains in the Separate Account and the General Account).

Monthly Deduction

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy’s Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the Cost of Insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

i) the Cost of Insurance for the Policy (as described below), plus

ii) a Monthly Administrative Expense Charge of $5, plus

iii) a monthly Acquisition Charge during the first Policy Year equal to 0.3% of the Load Basis Amount; during the second Policy Year equal to 0.6% of the Load Basis Amount; and during Policy Years three through ten equal to 2.0% of the Load Basis Amount

iv) the cost of optional benefits provided by rider.

v) a monthly Acquisition Charge during the first 120 months following any increase in Specified Amount.

Cost of Insurance. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions that you may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus (iii) where:

i) is the current Cost of Insurance Rate as described in the Policy;

ii) is the death benefit at the beginning of the policy month divided by 1.246627 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 3%); and

iii) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the Cost of Insurance.

The current Cost of Insurance Rate is variable and is based on the Insured’s Issue Age, sex (where permitted by law), rating class, Policy Year and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality experience, investment earnings, expenses (including reinsurance costs), taxes and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in your Policy.

Monthly Administrative Expense Charge. The Monthly Deduction amount also includes a monthly administration fee of $5.00. This fee may not be increased.

Acquisition Charge. We will deduct from the Accumulation Value a monthly acquisition charge of 0.3% of the Load Basis Amount in Policy Year 1 (3.6% annually); 0.6% of the Load Basis Amount in Policy Year 2 (7.2% annually); and 2.0% in Policy Years three through 10 (24% annually). The Load Basis Amount is an amount per $1000 of Specified Amount, which varies by sex, Issue Age and rating class of the Insured. The maximum Load Basis Amount is $_____, resulting in a maximum Acquisition Charge of $.__ per month per $1000 of Specified Amount in years 3 through 10. This charge does not vary with the amount of premium paid. We will also deduct a new acquisition charge on increases in Specified Amount. We reserve the right to increase or decrease this charge for Policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates us for the cost of selling the Policy, including, among other things, agents’ commissions, advertising and printing of prospectuses and sales literature. Normally this charge, plus the Premium Load, compensates us for total sales expenses for the year. To the extent sales expenses in any Policy Year are not recovered by the Acquisition Charges and the Premium Load we collect, we may recover sales expenses from other sources, including profits from the Mortality Risk and Expense Risk Charges.

Charges for Optional Benefits. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

• CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

We will assess a charge on a daily basis against each Division at a current annual rate of 0.50% in Policy Years 1 through 25 and 0.10% in Policy Years 26 and later of the value of the Divisions to compensate us for mortality and expense risks we assume in connection with the Policy. We reserve the right to increase this charge, but guarantee that it will not exceed 0.75% in Policy Years 1 through 25 and 0.30% in Policy Years 26 and thereafter. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

Administrative Fee for Transfers or Withdrawal

We currently impose an Administrative Fee of $25 for each transfer among the Divisions or to a Fixed Account Option, after the first 12 transfers in a Policy Year (up to a maximum of 24). This charge is guaranteed not to exceed $50 per transfer. No charge is imposed for a transfer from a Fixed Account Option. We will also charge an Administrative Fee on withdrawals equal to the lesser of 2% of the withdrawal amount or $25.

Other Charges

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division. Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $50 (subject to applicable state law limitations), to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the first year Policy Date.

policy rights

• SURRENDERS

By written request, you may surrender or exchange the Policy under Code Section 1035, for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. When we receive your written request in good order, the values in the Divisions will be moved into the General Account. If you decide to keep your Policy, you must send us a letter notifying us of your decision and instructing us on how you wish the values to be allocated to the Divisions or to the Fixed Account Options. (See “Right to Defer Payment”, “Policy Settlement” and “Payment of Benefits”.)

• WITHDRAWALS

By written request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A charge equal to the lesser of $25 or 2% of the withdrawal will be deducted from the amount of the Accumulation Value which you withdraw.. The minimum amount of any withdrawal after the charge is applied is $500. The amount you withdraw cannot exceed the Surrender Value.

Withdrawals will generally affect the Policy’s Accumulation Value and the life insurance proceeds payable under the Policy as follows:

• The Policy’s Accumulation Value will be reduced by the amount of the withdrawal plus the $25 charge;

• The Death Benefit will be reduced by an amount equal to the reduction in Accumulation Value.

If the Death Benefit Option for the Policy is Option I, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below $25,000.

If the Death Benefit Option for the Policy is Option II, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-for-dollar reduction in the Death Benefit.

If the Death Benefit Option for the Policy is Option III, a withdrawal will result in a dollar-for-dollar reduction in the Death Benefit.

You may allocate a withdrawal among the Divisions and the Fixed Account Options. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the Fixed Account Options in the same proportion that the Accumulation Value in each Division and the Fixed Account Options, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. (See “Right to Defer Payment”, “Policy Changes” and “Payment of Benefits”.)

• GRACE PERIOD

Generally, on any Monthly Anniversary Date, if your Policy’s Net Accumulation Value is insufficient to satisfy the Monthly Deduction, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. We call this “lapse pending status”.

Written notice will be mailed to your last known address, according to our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Date, the Policy will terminate without value at the end of the Grace Period.

• REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its Grace Period provision, you may reinstate it. To reinstate the Policy, the following conditions must be met:

• The Policy has not been fully surrendered.

• You must apply for reinstatement within 5 years after the date of termination and before the Insured’s Attained Age 100.

• We must receive evidence of insurability satisfactory to us.

• We must receive a premium payment sufficient, after deduction of any policy expense charge, to restore the Accumulation Value to an amount sufficient to keep the Policy in force for at least three months following the effective date of the reinstatement.

• If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan.

• Supplemental Benefits will be reinstated only with our consent. (See “Grace Period” and “Premium Payments.”)

• COVERAGE BEYOND INSURED’S ATTAINED AGE 100

At the Insured’s Attained Age 100, we will make several changes to your Policy as follows:

• Your Policy will continue in force for the lifetime of the Insured unless you surrender the Policy;

• The Specified Amount will equal the Accumulation Value, as it may change from time to time

• The Death Benefit will be set to Option I and will equal 100% of the Specified Amount less Policy Debt.

• No further premiums will be accepted;

• No further Monthly Deductions will be taken;

• Policy Loans and withdrawals will continue to be available; and

• Any riders attached to the Policy will terminate as stipulated in the riders’ termination provision.

• RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after our receipt of your written request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds’ net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of full surrender and withdrawal values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any Value in the Fixed Account Options may be deferred for up to six months, except when used to pay amounts due us.

• POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 100% of Surrender Value at the end of the Valuation Period during which the loan request is received.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See “OTHER MATTERS—Postponement of Payments”. We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and the Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions and the existing Fixed Account Options Value (so long as there is sufficient value in the accounts) that is not already allocated to secure a policy loan, and we will transfer Separate Account Value and Long Term Fixed Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the Fixed Account Optioms in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the Fixed Account Options less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at an annual rate of 4%.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. A loan is charged interest during Policy Years 1 to 10 at the rate of 6.0% and during Policy Years 11 and later at the rate of 4.0%. Interest accrues on a daily basis and is compounded annually. Interest is credited to the amount of the Accumulation Value held in the General Account to secure loans at an effective annual rate of 4%. The amount available at any time for a loan is the Value. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.

If Policy Debt exceeds Surrender Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Surrender Value or the Policy will lapse and terminate without value (See “Grace Period”). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See “Reinstatement of a Lapsed Policy”.

You may repay the Policy Debt, in whole or in part, at any time during the Insured’s life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply payments as premium in the amount of the Planned Periodic Premium, received at the premium frequency, unless you specifically designate the payment as a loan repayment. We will apply any amount of premium payments in excess of the Planned Periodic Premium or payments received other than at the premium frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt.

Upon repayment of all or part of the Policy Debt, we will transfer the Policy’s Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the Fixed Account Options in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 100% or $10,000, leaving a new Surrender Value of $0. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to enter the Grace Period and subsequently lapse. In addition, the Death Benefit will be decreased because of an outstanding policy loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy’s Surrender Value may be permanently affected since the Accumulation Value securing the loan is not credited with the investment experience of the Divisions.

•  OVERLOAN PROTECTION ENDORSEMENT

The Overloan Protection Endorsement, if available at the time your Policy is issued, will protect you against lapse of your Policy due to Policy Debt exceeding Surrender Value. This Endorsement will automatically be included with your Policy if you elect the Guideline Premium Test as your choice of Death Benefit Qualification Test (see "Death Benefit Qualification Test") without charge. This Endorsement is not available if you elect the Cash Value Accumulation Test as your choice of Death Benefit Qualification Test. Under this Endorsement, your Policy will not lapse if:

•	Your Policy has been in force for at least 20 years;

•	The Insured's Attained Age is as least 65

•	The Surrender Value is less than the Monthly Deduction;

•	The Policy Debt is greater than the greater of the initial and current Specified Amount (if different); and

•	Death Benefit Option I has been elected.

However, the following changes will be made to your Policy:

•	Any Riders will terminate;

•	All Accumulation Value (other than Accumulation Value in the Long Term Fixed Account) will be transferred to the General Account;

•	The Death Benefit will be the greater of;

o	The greater of the Accumulation Value or the Policy Debt on the Insured's Date of Death multiplied by the 7702 Corridor Factor; and

o	The Policy Debt on the Insured's Date of Death plus $10,000.

•	No further premium payments, withdrawals, Policy Loans, changes in Specified Amount, changes in Death Benefit Option, or transfers from any Fixed Account Option will be permitted;

•	Interest will be credited to the Loan Collateral and any unloaned funds in the Fixed Account Options and interest will continue to be charged to the Loan Amount; and

•	The Accumulation Value will be not less than zero.

If the Policy is in force under the Overloan Protection Endorsement when the Insured reaches Attained Age 100, then no further Monthly Deductions will be made.

POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a written request to our Service Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

Increase or Decrease in Specified Amount

You may increase or decrease the Specified Amount of this Policy after the 1st Policy Year, so long as you send a written request to our Service Office. However:

• Any increase must be at least $5,000 for a simplified or guaranteed issue and $25,000 if fully underwritten.

• Any decrease must be at least $25,000.

• You must be under Attained Age 86 if fully underwritten, under Attained Age 65 if simplified or guaranteed issue at the time you request an increase (other limitations may apply).

• Any increase or decrease will affect your cost of insurance charge.

• We may require evidence of insurability for an increase.

• Any increase will affect the amount available for a loan, but a decrease will not have any such effect.

• Any increase or decrease will be effective on the Monthly Anniversary Date that next follows the approval of the increase or decrease.

• We will assess a new Acquisition Charge against the Accumulation Value on the Monthly Anniversary Date that an increase takes effect. This charge is an amount per $1000 of increase in Specified Amount, which varies by sex, Attained Age, and rating class of the Insured at the time of the increase. The charge will be in effect for the 120 months following the increase.

• Any decrease may result in federal tax implications (See “Federal Tax Matters”).

• No decrease may decrease the Specified Amount below $25,000.

• Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application.

• You may only decrease the Specified Amount once in every twelve months.

• We will allow increases in Specified Amount at any time, so long as the Policy is issued as a 1035 exchange and the increase is needed to avoid the Policy becoming a MEC because of additional 1035 exchange money we receive after the Policy is issued. We will also allow increases in Specifed Amount during the first Policy Year under certain circumstances when the Policy is issued to the Insured's Employer.

Change in Death Benefit Option

Any change in the Death Benefit Option is subject to the following conditions:

• The change will take effect on the Monthly Anniversary Date next following the date on which your written request is received.

• Evidence of insurability may be required if the change would result in an increase in the difference between the Death Benefit and the Accumulation Value.

• If you change from Option I to Option II the Specified Amount will be decreased by the Accumulation Value.

• If you change from Option II to Option I, the Specified Amount will be increased by the Accumulation Value.

• If you change from Option III to Option I, the Specified Amount will be increased by the total premiums paid less any withdrawals.

• If you change from Option III to Option II, the Specified Amount will be increased by the total premiums paid less any withdrawals, and decreased by the Accumulation Value.

• Changes from Option I to Option II or from Option III to Option I or II will be allowed at any time while this Policy is in force.

We will not require evidence of insurability for a change, so long as the Specified Amount is adjusted to make the difference between the Death Benefit and the Accumulation Value after the change in Death Benefit Option the same as it was before the change.

If the change decreases the Specified Amount below $25,000, we will increase the Specified Amount to $25,000.

Changes from Option II to I will be allowed at any time while this Policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Accumulation Value as of the date of the change. Changes to Option III are not allowed.

• RIGHT OF POLICY EXAMINATION (“FREE LOOK PERIOD”)

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Service Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to the person who remitted the Funds within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium, and any other premiums we receive, in our Company's general account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

• SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

• Accelerated Benefit Rider—pays a portion of the Death Benefit upon occurrence of terminal illness or nursing home confinement, subject to the terms of the rider. The availability of the Accelerated Benefit Rider is restricted by underwriting class. For certain underwriting classes, this rider also may provide for payment of a benefit upon occurrence of a catastrophic health condition.

• Accidental Death Benefit Rider—provides a benefit in the event of accidental death, subject to the terms of the rider.

• Automatic Increase Rider—allows for scheduled annual increases in Specified Amount of from 1% to 7%, subject to the terms of the rider.

• Children’s Term Insurance Rider—provides increments of level term insurance on the Insured’s children. Under the terms of this rider, JP Financial will pay the death benefit set forth in the rider to the named beneficiary upon receipt of proof of death of the insured child. Upon receipt of proof of death of the Insured, the rider will continue in force under its terms without additional monthly charges.

• Disability Waiver of Deductions—In the event of disability of the Insured after Attained Age 5 and before age 65, we will waive the monthly deduction for the Policy. If any other benefit or coverage rider is included in the contract, its monthly cost will also be waived. For disability occurring on or after age 56 and before age 65, the maximum benefit period is 15 years. Eligible issue ages for this rider are 0-60. The charge for this rider is equal to a percentage of the monthly deduction for the Policy, plus the monthly deduction for any other riders (except for the Death Benefit Maintenance Rider). The percentage increases each year with Attained Age. The charge for this rider is taken as a monthly deduction from the Policy.

• Disability Waiver of Specified Premium—If the Insured is disabled before age 65, we will pay a specified monthly premium into the Policy beginning with the Monthly Anniversary Date following the commencement of total disability. We will pay the specified monthly premiums after the beginning of and during the continuance of such disability. The charges for this rider may vary by age, sex and underwriting class and increases each year with Attained Age. The charge is taken as a monthly deduction from the Policy.

• Guaranteed Insurability Rider—allows the Policyowner to purchase increases in Specified Amount, without providing evidence of insurability, during 60-day periods which end on regular specified option dates. The minimum increase is $10,000, the maximum increase is the lesser of $50,000 or the original Specified Amount of the Policy. There is a monthly cost of insurance charge for the rider per $1,000 of rider issue amount, which is based on Issue Age, and which remains level throughout the entire rider coverage period. The charge is deducted from the Accumulation Value of the base Policy.

• Spouse Term Rider—provides term insurance coverage on the spouse of the Insured up to age 95, subject to the terms of the rider.

Rider features and availability will vary by state.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in your Policy.

death benefit

The Death Benefit under the Policy will be paid in a lump sum unless you or the Beneficiary have elected that they be paid under a Settlement Option we make available.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the Beneficiary and deem it irrevocable. You may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See “Right to Defer Payment” and “Policy Settlement”)

policy settlement

We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options which we may make available upon the death of the Insured or upon Surrender. You may contact us at any time for information on currently available settlement options.

additional information

• REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value, cash value, and Surrender Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous policy year;

4. Any reports required by the 1940 Act.

Securities and Exchange Commission rules permit us to mail a single prospectus, annual and semiannual report to each household. If you prefer to receive Separate Mailing for each member of your household, you may notify us by calling 1-800-258-3648 x 7719.

We will promptly mail confirmation notices at the time of the following transactions:

1. Policy placement;

2. receipt of premium payments;

3. initial allocation among Divisions on the Allocation Date;

4. transfers among Divisions;

5. change of premium allocation;

6. change between Death Benefit Options;

7. increases or decreases in Specified Amount;

8. withdrawals, surrenders or loans;

9. receipt of loan repayments;

10. reinstatements; and

11. redemptions due to insufficient funds.

• RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Portfolio will be determined by dividing your Policy’s Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Portfolio and our votes will be based on instructions received from Policyowners. However, if the 1940 Act or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Portfolio in our right, we may elect to do so.

We will vote Portfolio shares for which we do not receive timely instructions and Portfolio shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Portfolio through the Separate Account.

• DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Portfolio or to approve or disapprove an investment advisory contract for a Portfolio. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Portfolio if we reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a Portfolio would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

• STATE REGULATION

Jefferson Pilot Financial Insurance Company is governed under the laws of the State of Nebraska. An annual statement is filed with the Nebraska Insurance Commission on or before March 1 of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically the Commissioner examines the assets and liabilities of the Company and the Separate Account and verifies their accuracy and a full examination of the Company’s operations is conducted by the Commissioner at least every five years.

In addition, the Company is subject to the insurance laws and regulations of other states in which it is licensed to operate. Generally, the insurance department of any other state applies to the laws of the state of domicile in determining permissible investments.

The Policy will be offered for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities. Individual Policy features may not be available in all states or may vary by state. Any significant variations from the information appearing in this Prospectus which are required due to individual state requirements are contained in your Policy.

• LEGAL MATTERS

We know of no pending material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel.

• FINANCIAL STATEMENTS

The financial statements of the Separate Account at December 31, 2005 and for each of the two years in the period ended December 31, 2005, the consolidated financial statements of Jefferson Pilot Financial Insurance Company and Subsidiary at December 31, 2005and 2004 and for each of the three years in the period ended December 31, 2005, and the accompanying Reports of Independent Registered Public Accounting Firm, appear in the Statement of Additional Information. Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account.

• EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

tax matters

• GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

• FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended (“Code”). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes. Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

• LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy’s Beneficiary.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the Death Benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as a “contract of life insurance” under the Code. The Death Benefit provided by the Policy is intended to qualify for exclusion from federal income taxation. If at any time you pay a premium that would exceed the amount allowable for such qualification, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

A modified endowment contract is a life insurance policy which fails to meet a “seven-pay” test. In general, a Policy will fail the seven-pay test if the cumulative amount of premiums paid under the Policy at any time during the first seven Policy Years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical Policy issued on the same insured and for the same initial Death Benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your Policy will be treated as a modified endowment contract unless the cumulative premiums paid under your Policy, at all times during the first seven Policy Years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical Policy on or before such times.

The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your Policy to be deemed a MEC and you do not consent to MEC status for your Policy, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We may also notify you of other options available to you to keep the Policy in compliance.

Whenever there is a “material change” under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in the death benefit option, the selection of additional benefits, the restoration of a terminated Policy and certain other changes.

If the benefits under your Policy are reduced, for example, by requesting a decrease in Specified Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of Policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the Policy will become a modified endowment contract unless you request a refund of the excess premium. We also may offer you the choice of moving the excess premium to an advance premium deposit fund, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment contract or a modified endowment contract which terminates and is restored, will also be considered a modified endowment contract.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an “income first” basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will also apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the Policy Year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that Accumulation Value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a Policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contracts which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract.

We believe the Policy will continue to qualify as life insurance under the Code; however, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first

15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includible in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Internal Revenue Service imposes limitations on the amount of life insurance that can be owned by a retirement plan. Clients should consult their tax advisors about the tax consequences associated with the sale or distribution of the Policy from the qualified plan and the potential effect of IRS Notice 89-25.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner’s control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a Division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner’s interest in Separate Account A to be includible in the Policyowner’s gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

• CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

miscellaneous policy provisions

• THE POLICY

The Policy which you receive, the application you make when you purchase the Policy, any applications used for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forwarded to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

• PAYMENT OF BENEFITS

All benefits are payable at our Service Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.

• SUICIDE AND INCONTESTABILITY

Suicide Exclusion—In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. If the Insured commits suicide within 2 years of the effective date of any Increase in Specified Amount, our only liability with regard to the Increase will be for the sum of the Monthly Deductions for such Increase in Specified Amount.

Incontestability—We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement.

• PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary’s creditors or to any legal process against any Beneficiary.

• NONPARTICIPATION

The Policy is not entitled to share in our divisible surplus. No dividends are payable.

• CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Service Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your written request was signed.

The Policy may also be assigned. No assignment of Policy will be binding on us unless made in writing and sent to us at our Service Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary’s interest will be subject to the rights of any assignee of record.

• MISSTATEMENTS

If the age or sex of the Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

appendix a

• ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES AND DEATH BENEFITS

Following are a series of tables that illustrate how the Accumulation Values, Surrender Values and Death Benefits of a Policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Surrender Values and Death Benefits of a Policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross annual rate of 0%, 6%, and 12%. The gross rates of return do not reflect the deduction of the charges and expenses of the Portfolios. The tables on pages A-3 through A-20 illustrate a Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Surrender Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Surrender Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Surrender Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted, and that the mortality and expense risk charge and Premium Load are charged at current rates. The current cost of insurance rates are based on the sex, Issue Age, Policy Year, and rating class of the Insured, and the Specified Amount of the Policy. The Accumulation Values shown in the sixth column and the Surrender Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner’s 1980 Standard Ordinary Mortality Table, and upon the maximum mortality and expense risk charges and Premium Load provided in the Policy, as described below. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $100,000. The fifth and eighth columns illustrate the Death Benefit of a Policy over the designated period on a current and guaranteed basis, respectively. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Surrender Values. The Death Benefit values also vary between tables, depending upon whether Option 1, Option 2 or Option 3 Death Benefits are illustrated.

The amounts shown for the Death Benefit, Accumulation Values, and Surrender Values reflect the fact that the net investment return of the Divisions is lower than the gross return on the assets in the Divisions, as a result of expenses paid by the Portfolios and charges levied against the Divisions.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .67% of the aggregate arithmetic average daily net assets of the Portfolios, plus a charge of .42% of the aggregate arithmetic average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 2004. The investment advisory fee is an arithmetic average of the individual investment advisory fees of the forty-three Portfolios. The .42% expense figure is an arithmetic average of the annual expenses of the Jefferson Pilot Variable Fund Portfolios, the AFIS Portfolios, the American Century VP Portfolios, the DWS Investments VIT Funds, the Goldman Sachs Portfolio, the Franklin Templeton Portfolios, the Fidelity VIP Portfolios, the MFS Portfolio, the PIMCO Portfolio, the ProFunds, the Scudder VIT Portfolio, and the Vanguard VIF Portfolios. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursements or fee waivers, which are terminable by the Portfolios and/or their investment advisors as described in the Policy prospectus under Fee Table and in the prospectuses for the Portfolios. Expenses for the unaffiliated Portfolios were provided by the investment managers for these Portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each Division for the Mortality and Expense Risks Charge, which is equivalent to a charge at an annual rate of 0.50% (0.75% guaranteed) of the average daily net assets of the Divisions in Policy Years 1 through 25 and 0.10% (0.30% guaranteed) thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.29%, 4.71% and 10.71%, respectively, on a current basis, and

-1.54%, 4.46% and 10.46% on a guaranteed basis.

The assumed annual premium used in calculating Accumulation Value, Surrender Value, and Death Benefits is net of the 2.5% state premium tax charge, the 1.25% federal income tax charge and the Premium Load, which is 3% in Policy Years 1 through 10 only on a current basis and 3% in all years on a guaranteed basis. The illustrations also reflect deduction of the Monthly Deduction. As part of the Monthly Deduction, the Monthly Acquisition Charge of 0.3% of the Load Basis Amount per month in Policy Year 1; 0.6% of the Load Basis Amount per month in Policy Year 2; and 2.0% of the Load Basis Amount in PolicyYears 3 through 10 has been deducted. The Load Basis Amount varies by sex, Issue Age and rating class of the Insured.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since JP Financial is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Surrender Values and Death Benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the Policyowner varied the amount or frequency of premium payments. The tables also assume that the Policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made, and that no transfers have been made and no transfer charges imposed.

Upon request, we will provide a comparable illustration based upon the proposed Insured’s age, sex and rating class, the Specified Amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing Policyowners may request illustrations based on existing Accumulation Value at the time of request. We reserve the right to charge an administrative fee of up to $50 for such illustrations.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I				ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST				RATE OF RETURN(1):	(Current)	12%
MALE STANDARD NON-SMOKER ISSUE AGE 45					(Guaranteed)	12%
$100,000 INITIAL SPECIFIED AMOUNT				ASSUMED ANNUAL PREMIUM(2):		$2,000
	PREMIUMS
END	ACCUMULATED	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS
OF	AT 5% INTEREST	ACCUMULATION	CASH	DEATH	ACCUMULATION	CASH	DEATH
YEAR	PER YEAR	VALUE(3)	VALUE(3)	BENEFIT(3)	VALUE(3)	VALUE(3)	BENEFIT(3)
1
2
3
4
5
6
7
8
9
10
15
20
25
30
35
40
45
50

(1)  For Policy Years 26 and thereafter, the illustrated net annual rate of return equals % on the current basis and % on the guaranteed basis.

(2)  Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3)  Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4)  Increase is due to adjustment by the corridor percentage. See ‘‘Death Benefits’’.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

To learn more about the Separate Account, Jefferson Pilot Financial Insurance Company, and the Policy, you should read the Statement of Additional Information (the “SAI”) dated the same date as this prospectus. Please call our Service Office at

1-800-258-3648: (1) to request a copy of the SAI; (2) to receive personalized illustrations of Death Benefits, Accumulation Values, and Surrender Values; and (3) to ask questions about the Policy or make other inquiries.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains this prospectus, the SAI and other information about the Separate Account and the Policy. Our reports and other information about the Separate Account and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-4160

ENSEMBLE EXEC 2006 VARIABLE UNIVERSAL LIFE INSURANCE

Offered by

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

in connection with its JPF Separate Account A

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information contains information in addition to the information in the current Prospectus for the Jefferson Pilot Financial Insurance Company Ensemble EXEC 2006 Variable Universal Life Insurance Policy (the "Policy") offered by Jefferson Pilot Financial Insurance Company (the "Company"). You may obtain a copy of the Prospectus dated May 1, 2006 by calling 1-800-258-3648, ext. 5394, or by writing the Service Center, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302-0515. The defined terms used in the current Prospectus for the Policy are also used in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY AND THE UNDERLYING FUNDS.

DATED: MAY 1, 2006

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

Effective April 30, 1997, the Company, then known as Chubb Life Insurance Company of America, was acquired by Jefferson-Pilot Corporation from The Chubb Corporation. Effective May 1, 1998, the Company changed its name to Jefferson Pilot Financial Insurance Company.

Effective August 1, 2000, Alexander Hamilton Life Insurance company of America ("Alexander Hamilton Life") and Guarantee Life Insurance Company ("GLIC") merged with and into the Company, with the Company as the surviving entity. Both Alexander Hamilton Life and GLIC were affiliates of the Company. Alexander Hamilton Life was a stock life company initially organized under the laws of the State of North Carolina in 1981, and reincorporated in the State of Michigan in September 1995. GLIC was a stock life insurance company incorporated under the laws of the State of Nebraska. GLIC originally was organized in 1901 as a mutual assessment association and, after a period as a mutual life insurance company, became a stock life insurance company on December 26, 1995.

Upon the merger, the existence of Alexander Hamilton Life and GLIC ceased, and the Company became the surviving company. At the time of the merger, the Company assumed all of the variable annuity contracts issued by Alexander Hamilton and the applicable separate account became a separate account of the Company. GLIC did not have separate accounts or insurance contracts registered with the SEC.

In approving the merger on July 14, 2000, the boards of directors of the Company, Alexander Hamilton Life and GLIC determined that the merger of three financially strong stock life insurance companies would result in an overall enhanced capital position and reduced expenses, which together, would be in the long-term interests of their respective contract owners. On July 14, 2000, the respective 100% stockholders of the Company, Alexander Hamilton Life and GLIC voted to approve the merger. In addition, the Nebraska Department of Insurance approved the merger.

Effective April 1, 2006, Jefferson-Pilot Corporation merged into and with a wholly owned subsidiary of Lincoln National Corporation as a part of the combination of the operations of the two companies. The obligations of the Company as set forth in your Policy and in the Prospectus and this Statement of Additional Information did not change as a result of the merger.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, Lincoln Financial Group provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment, and financial planning and advisory services.

MORE INFORMATION ABOUT THE POLICY

GROUP OR SPONSORED ARRANGEMENTS

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits a group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may modify the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also modify or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.

ADMINISTRATION

The Company or its affiliates will provide administrative services. The services provided by the Company or its affiliates include issuance and redemption of the Policy, maintenance of records concerning the Policy and certain Owner services.

If the Company or its affiliates do not continue to provide these services, the Company will attempt to secure similar services from such sources as may then be available. Services will be purchased on a basis which, in the Company's sole discretion, affords the best service at the lowest cost. The Company, however, reserves the right to select a provider of services which the Company, in its sole discretion, considers best able to perform such services in a satisfactory manner even though the costs for the service may be higher than would prevail elsewhere.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by the Company. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to you at your last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. You will also receive confirmation of each financial transaction and any other reports required by law or regulation.

CUSTODY OF ASSETS

Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains the books and records regarding the Separate Account's investment in the Portfolios. The assets of the Portfolios are held in the custody of the custodian for each Portfolio. See the prospectuses for the Portfolios for information regarding custody of the Portfolios' assets. The assets of each of the Divisions of the Separate Account are segregated and held separate and apart from the assets of the other Divisions and from the Company's general account assets. The nature of the business of Jefferson Pilot Investment Advisory Corporation is an Investment Advisor and Administrator. The principal business address is: One Granite Place, Concord, NH 03301.

ADMINISTRATOR

Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains records of all purchases and redemptions of Portfolio shares by each of the Divisions.

PRINCIPAL UNDERWRITER

The Company, on its own behalf and on behalf of the Separate Account, entered into an Agreement with Jefferson Pilot Variable Corporation ("JPVC"), One Granite Place, Concord, NH to serve as principal underwriter for the continuous offering of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation and is an affiliate of the Company. During the years ended December 31, 2004 and December 31, 2005, JPVC received $29,436,579 and $________, respectively, in brokerage commissions and did not retain any of these commissions.

On February 25, 2005, JPVC submitted a Letter of Acceptance, Waiver and Consent (AWC) to the National Association of Securities Dealers (NASD), whereby JPVC was fined in the amount of $325,000 for allowing excessive insurance policy transfers. The excessive transfers were due to a programming error in Jefferson Pilot Financial Insurance Company's policy administration system. After the programming error was discovered and corrected through regular oversight, and prior to the regulatory examination leading to the AWC, action was taken to reimburse the Jefferson Pilot Variable Fund, Inc. International Equity Portfolio in the amount of $119,024 for losses sustained due to the excessive transfers. In connection with the AWC, JPVC also agreed to reimburse other affected mutual funds unaffiliated with the Jefferson Pilot Variable Fund, Inc. in the amount of $119,674 for losses sustained due to the excessive transfers. JPVC has reviewed its procedures regarding transfers and has systems and procedures in place that are reasonably designed to ensure that variable universal life prospectus policies are enforced.

DISTRIBUTION OF THE POLICY

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

JPVC or an affiliate will pay compensation to broker-dealers that solicit applications for the policies under various schedules, and accordingly commissions will vary with the form of schedule selected. In any event, commissions to broker-dealers are not expected to exceed 30% of first year target premium and 10% of first excess premium; 20% of target premium for the second through the fifth Policy Years and 6% of excess premium; and 3% of sixth through tenth year premium for target and excess. The target premium varies by sex, Issue Age, rating class of the Insured, and Specified Amount. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation.

Compensation arrangements vary among broker-dealers. Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the policy, depending on the agreement between your registered representative and his or her firm. Except with respect to registered representatives of its affiliated broker-dealer Jefferson Pilot Securities Corporation, JPVC and its affiliates are not involved in determining that compensation arrangement, which may present its own incentives or conflicts. Override payments, expense allowances, bonuses based on specific production levels, and reimbursement for other expenses associated with the promotion and solicitation of applications for the policies may be paid. In addition, registered representatives may also be eligible for "non-cash" compensation, including expense-paid educational or training seminars involving travel and promotional merchandise and the opportunity to receive sales based incentive programs. Depending upon the particular selling arrangements, JPVC or an affiliate may compensate others for distribution activities and for activities the broker-dealer is required to perform such as educating and training its personnel. The potential of receiving, or the receipt of, compensation, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to consider such compensation when considering and evaluating any recommendation relating to the Policy. All compensation is paid from our assets, which include fees and charges imposed on your Policy.

Except as described in the prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

PERFORMANCE DATA AND CALCULATIONS

From time to time we may include in our marketing materials performance of the Divisions as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Policy owner. Also please note that performance figures shown do not reflect any applicable taxes.

MONEY MARKET DIVISION YIELD

We may include the yield of the Money Market Division in our marketing materials. The Yield of the Money Market Division for a seven-day period is calculated using a standardized method described in the rules of the Securities and Exchange Commission. Under this method, the yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Money Market Division at the beginning of such seven-day period, subtracting a hypothetical charge reflecting deductions from Policyowner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest 100th of 1%. Not included in the calculation is the monthly deduction, which consists of the cost of insurance charge, an administrative expense charge, an acquisition charge, and the cost of any optional benefits. Seven-day yield also does not include the effect of the premium tax charge, federal income tax charge, the premium load deducted from premium payments, or the guaranteed monthly accumulation value adjustment. If the yield shown included those charges, the yield shown would be significantly lower.

The seven-day yield of the Money Market Division as of December 31, 2005 was ____%.

The yield on amounts held in the Money Market Division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the JPVF Money Market Portfolio, the types and quality of portfolio securities held by the JPVF Money Market Portfolio, and its operating expenses.

DIVISION TOTAL RETURN CALCULATIONS

The Company may from time to time also disclose average annual total returns for one or more of the Divisions for various periods of time. The following table reflects the performance of the Divisions, including deductions for management and other expenses of the Divisions. It is based on an assumed initial investment of $10,000. A Division's total return represents the average annual total return of that Division over a particular period. The performance is based on each Division's unit value and includes a mortality and expense risk charge and underlying Portfolio charges. Not included in the calculation is the monthly deduction, which consists of the cost of insurance charge, an administrative expense charge, an acquisition charge, and the cost of any optional benefits. This calculation of total return also does not include the effect of the premium tax charge, federal income tax charge, the premium load deducted from premium payments, or the guaranteed monthly accumulation value adjustment. If the returns shown included such charges, the returns shown would be significantly lower. Total return figures for periods less than one year are not annualized.

The total rate of return (T) is computed so that it satisfies the formula:

P(1+T)n = ERV

where:

P	=	a hypothetical initial payment of $10,000.00
T	=	average annual total return
n	=	number of years
ERV	=	ending redeemable value of a hypothetical $10,000.00 payment made at the beginning of the one, three, five, or ten-year period as of the end of the period (or fractional portion thereof).

AVERAGE ANNUAL TOTAL RETURN

		CUM.	CUM.
	INCEPTION	RETURN	RETURN				10	SINCE
DIVISION	DATE (1)	QTD	YTD	1 YEAR	3 YEAR	5 YEAR	YEAR	INCEPTION

JPVF Mid-Cap Growth	05/01/01					N/A	N/A
JPVF Growth	01/01/98					-	N/A
JPVF Strategic Growth (2)	05/01/95						N/A
ProFund VP Technology (7)	01/22/01					N/A	N/A
Goldman Sachs Capital Growth (3)	04/30/98						N/A
JPVF Capital Growth	05/01/92						9.84
JPVF Small Company	04/18/86						3.64
DWS Small Cap Index VIP (4)	08/22/97						N/A
Vanguard(R) VIF Small Company Growth	06/03/96						N/A
American Century VP International	05/01/94						6.48
Fidelity VIP Growth	10/09/86						9.30
JPVF Mid-Cap Value	05/01/01					N/A	N/A
ProFund VP Health Care	01/22/01					N/A	N/A
American Century VP Value (5)	05/01/96						N/A
JPVF International Equity	01/01/98						N/A
Vanguard(R) VIF Mid-Cap Index	02/09/99						N/A
ProFund VP Financials	01/22/01					N/A	N/A
JPVF Small-Cap Value	05/01/01					N/A	N/A
JPVF S&P 500 Index (6)	05/01/00					N/A	N/A
JPVF Value	05/01/92
Fidelity VIP Equity-Income	10/09/86
Templeton Foreign Securities (7)	05/01/92
MFS(R) Utilities	01/03/95						N/A
JPVF World Growth Stock	08/01/85
Fidelity VIP Contrafund(R)	01/03/95						N/A
Vanguard(R) VIF REIT Index	02/09/99						N/A
JPVF Balanced	05/01/92
JPVF High Yield Bond	01/01/98						N/A
PIMCO Total Return	12/31/97						N/A
JPVF Money Market	08/01/85
American Funds Growth Fund (8)	02/08/84
American Funds Growth-Income Fund (8)	02/08/84
Franklin Small Cap Value
Securities Fund (9)	05/01/98						N/A
Fidelity VIP Investment Grade
Bond Portfolio (10)	12/05/88
Fidelity VIP Mid Cap Portfolio (11)	12/28/98						N/A
ProFund VP Large-Cap Growth	05/03/04		N/A	N/A	N/A	N/A	N/A
ProFund VP Large-Cap Value	05/03/04		N/A	N/A	N/A	N/A	N/A
ProFund VP Small-Cap Growth	05/01/02				N/A	N/A	N/A
ProFund VP Small-Cap Value	05/01/02				N/A	N/A	N/A
ProFund VP Asia 30	05/01/02				N/A	N/A	N/A
ProFund VP Europe 30	10/18/99						N/A
ProFund VP Rising Rates
Opportunity	05/01/02				N/A	N/A	N/A
ProFund VP U.S. Government Plus	05/01/02				N/A	N/A	N/A
MFS(R) Research Series	07/26/95						N/A
T. Rowe Price Mid-Cap Growth Portfolio	12/31/96						N/A

(1) The Inception Date is the date of inception of the underlying Portfolios, which may be prior to the date the Separate Account commenced operations. The performance for a Division prior to the inception date of the Division is calculated on a hypothetical basis by applying the Policy charges at the rates currently charged to the historical performance of the corresponding Portfolio as if the Policy has been in existence back to the inception date of the Portfolio.

(2) Effective 05/01/03, JPVF Emerging Growth Portfolio changed its name to JPVF Strategic Growth Portfolio.

(3) Following the acquisition by Goldman Sachs Group, Inc. of the Ayco Growth Company, L.P. on 07/01/03, effective 12/18/03, the Ayco Growth Fund merged with and into the Goldman Sachs Capital Growth Fund.

(4) The inception date of Class B shares, in which this Division invests, was 05/01/02. The performance shown for the period from 08/22/97 through 04/30/02 was based on the historical performance of the Portfolio's Class A shares. This Portfolio changed its name from Scudder VIT Small Cap Index Fund effective on February 7, 2006.

(5) The inception date of Class II shares, in which this Division invests, was 08/15/01. The performance shown for the period from 05/01/96 through 08/14/01 was based on the historical performance of the Portfolio's Class I shares.

(6) S&P 500 is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Jefferson Pilot Variable Corporation. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Policy.

(7) The inception date of Class 2 shares, in which this Division invests, was 05/01/97. The performance shown for the period from 05/01/92 through 04/30/97 is based on the historical performance of the Portfolio's Class 1 shares. Effective 05/01/02, Templeton International Securities Fund changed its name to Templeton Foreign Securities Fund.

(8) The inception date of Class 2 shares, in which the Divisions invest, was 05/01/97. The performance shown for the period from 02/08/84 though 04/30/97 is based on the historical performance of the Fund's Class 1 shares.

(9) The inception date of Class 2 shares, in which this Division invests, was 01/06/99. The performance shown for the period from 05/01/98 through 01/05/99 is based on the historical performance of the Fund's Class 1 shares.

(10) The inception date of Service Class 2 shares, in which the Division invests, was 01/12/00. The performance shown for the period from 11/03/97 through 01/11/00 is based on the historical performance of the Portfolio's Service Class 1 Shares, and performance for periods prior to 11/03/97 is based on historical performance of the Portfolio's Initial Class shares.

(11) The inception date of Service Class 2 shares, in which the Division invests, was 01/12/00. The performance shown for the period from 12/28/98 through 01/11/00 is based on the historical performance of the Portfolio's Service Class 1 Shares.

OTHER INFORMATION

The following is a partial list of those publications which may be cited in advertising or sales literature describing investment results or other data relative to one or more of the Divisions. Other publications may also be cited.

Broker World
Across the Board
American Banker
Best's Review
Business Month
Changing Times
Economist
Forbes
Inc.
Insurance Forum
Insurance Week
Journal of the American Society of CLU & ChFC
Life Insurance Selling
MarketFacts
National Underwriter
Morningstar, Inc.
New Choices (formerly 50 Plus)
Pension World
Rough Notes
U.S. Banker
Wall Street Journal
Financial World
Advertising Age
Barron's
Business Insurance
Business Week
Consumer Reports
Financial Planning
Fortune
Institutional Investor
Insurance Sales
Journal of Accountancy
Journal of Commerce
Life Association News
Manager's Magazine
Money
Nation's Business
New York Times
Pensions & Investments
Round the Table
VARDs
Working Woman

REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Polices discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus for the Policies or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

EXPERTS

The financial statements of JPF Separate Account A of Jefferson Pilot Financial Insurance Company at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and this Statement of Additional Information, including the Hypothetical Policy illustrations included herein, have been approved by Peter V. Susi, FSA, MAAA, Assistant Vice President, Life Product Management, of Jefferson Pilot Financial Insurance Company, and are included in reliance upon his opinion as to their reasonableness.

FINANCIAL STATEMENTS

The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2005

CONTENTS

Report of Independent Registered Public Accounting Firm F-
Consolidated Balance Sheets F-
Consolidated Statements of Income F-
Consolidated Statements of Stockholder's Equity F-
Consolidated Statements of Cash Flows F-
Notes to Consolidated Financial Statements F-

JPF SEPARATE ACCOUNT A

AUDITED FINANCIAL STATEMENTS

CONTENTS

Report of Independent Registered Public Accounting Firm F-
Statement of Assets and Liabilities F-
Statement of Operations F-
Statements of Changes in Net Assets F-
Notes to Financial Statements F-

Financial Statements to be filed with Pre-Effective Amendment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm to be filed by Pre-Effective Amendment

PART C

Item 27. EXHIBITS

(a) Resolution of Board of Directors of The Volunteer State Life Insurance Company, adopted at a meeting held on August 20, 1984.Fn1

(b) Not applicable.

(c) (i) Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation.Fn2

(ii) Amendment to Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation.Fn2

(iii) Specimen District Manager's Agreement of Chubb Securities Corporation.Fn2

(iv) Specimen Sales Representative's Agreement of Chubb Securities Corporation.Fn1

(v) Schedule of Commissions. Fn11

(d) (i) Specimen Policy. Fn11

(ii) Specimen Riders.

(a) Specimen Accelerated Benefits Rider. Fn3

(b) Specimen Accidental Death Benefit Rider. Fn3

(c) Specimen Automatic Increase Rider. Fn3

(d) Specimen Accelerated Benefits Rider. Fn3

(e) Specimen Guaranteed Insurability Option Rider. Fn3

(f) Specimen Spouse Term Insurance Rider. Fn3

(g) Specimen Disability Waiver of Monthly Deduction Benefit
Rider. Fn3

(g) Specimen Disability Waiver of Specified Premium Benefit
Rider. Fn3

(i) Children's Term Insurance Rider.Fn10

(e) Specimen Application. Fn3

(f) (i) Amended and Restated Articles of Incorporation and Redomestication of Jefferson Pilot Financial Insurance Company.Fn8

(ii) By-Laws of Jefferson Pilot Financial Insurance Company.Fn8

(g) Reinsurance Agreement. Fn3

(h) Participation Agreements.

(i) Fund Distribution Agreement between Jefferson Pilot Variable Fund,
Inc. and Jefferson Pilot Variable Corporation. Fn5

(ii) Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation, and Jefferson Pilot Financial Insurance Company. Fn3

(iii) Participation Agreement among Templeton Variable Products Series
Fund, Franklin Templeton Distributors, Inc., and Chubb Life Insurance Company. Fn2

(iv) (a) Participation Agreement among Variable Insurance Product Fund,
Fidelity Distributors Corporation, and Chubb Life Insurance
Company of America. Fn4

(b) Addendum to the Participation Agreement. Fn4

(c) Addendum to the Participation Agreement. Fn4

(v) (a) Participation Agreement among Variable Insurance Product Fund II, Fidelity Distributors Corporation, and Chubb Life Insurance
Company of America. Fn4

(b) Addendum to the Participation Agreement. Fn4

(c) Addendum to the Participation Agreement. Fn4

(vi) (a) Participation Agreement by and among Goldman Sachs Variable
Insurance Trust and Jefferson Pilot Financial Insurance Company. fka Ayco Growth Fund) Fn7

(b) Administrative Services Agreement by and among Goldman Sachs
Variable Insurance Trust (fka Ayco Growth Fund), Goldman Sachs
Asset Management, LP, (fka Mercer Allied Company L.P.) and
Jefferson Pilot Financial Insurance Company. Fn7

(vii) Shareholder Services Agreement by and between Jefferson Pilot
Financial Insurance Company, Jefferson Pilot LifeAmerica Insurance
Company, and American Century Investment Services, Inc.Fn9

(viii) Participation Agreement between MFS Variable Insurance Trust, Chubb Life Insurance Company of America, and Massachusetts Financial Services Company. Fn2

(ix) Fund Participation Agreement by and among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc., Jefferson
Pilot Financial Insurance Company, and Jefferson Pilot LifeAmerica
Insurance Company. Fn3

(x) (a) Participation Agreement between Jefferson Pilot Financial
Insurance Company and Jefferson Pilot LifeAmerica Insurance
Company, PIMCO Variable Insurance Trust, and PIMCO Funds
Distributors LLC. Fn7

(b) PIMCO Variable Insurance Trust Services Agreement. Fn3

(xi) Participation Agreement among Jefferson Pilot Financial Insurance
Company, ProFunds, and ProFund Advisors LLC. Fn3

(xii) (a) Business Agreement by and among Jefferson Pilot Financial
Insurance Company, Jefferson Pilot Variable Corporation, American Funds Distributors, Inc., and Capital Research and Management Company. Fn3

(b) Fund Participation Agreement among Jefferson Pilot Financial
Insurance Company, American Funds Insurance Series, and Capital
Research and Management Company. Fn3

(i) Not Applicable.

(j) Not Applicable.

(k) Legal Opinion. FN11

(l) Actuarial opinion and consent. FN11

(m) Sample calculation of items illustrated. FN11

(n) Consent of Independent Registered Public Accounting Firm. FN11

(o) Not Applicable.

(p) Not Applicable.

(q) Procedures Memorandum pursuant to Rule 6e-3(T)(6)(12)(iii). FN11

----------
1. Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form S-6 dated April 17, 1996 (File No. 33-7734).

2. Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's
Registration Statement on Form S-6 dated April 19, 2000 (File No. 333- 93367).

3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-6 of JPF Separate Account A of Jefferson Pilot Financial Insurance Company dated April 24, 2003 (File No. 333-93337).

4. Incorporated by reference to Pre-Effective Amendment No. 1 to the
Registration Statement on Form N-4 of the JPF Variable Annuity Separate
Account, dated June 9, 2000 (File No. 333-94539).

5. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-1A of Jefferson Pilot Variable Fund, Inc., dated March 2, 1998 (File No. 2-94479).

6. Incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-6 filed April 18, 2001 (File No. 333-93367).

7. Incorporated by reference to Post-Effective Amendment No. 3 to the
Registration Statement on Form N-4 of the JPF Variable Annuity Separate
Account, dated April 22, 2002 (File No. 333-94539).

8. Incorporated by reference to Registration Statement on Form N-4 of the JPF
Variable Annuity Separate Account II, filed August 1, 2000 (File No.
333-42742).

9. Incorporated by reference to Post-Effective Amendment No. 4 on Form N-6 to
Registrant's Registration Statement on Form S-6 filed February 10, 2003 (File No. 333-93367).

10.Incorporated by reference to Post-Effective Amendment No. 22 on Form N-6 to Registrant's Registration Statement on Form S-6, filed April 29, 2003 (File No. 033-07734).

11. To Be Filed By Amendment

Item 28. DIRECTORS AND OFFICERS
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
-----------------------------------------------------------------------------
NAME AND PRINCIPAL POSITION AND OFFICES
BUSINESS ADDRESS WITH DEPOSITOR
-----------------------------------------------------------------------------
Robert D. Bates Executive Vice President
8801 Indian Hills Drive
Omaha, NE 68114

Dennis R. Glass President & CEO

Charles C. Cornelio Executive Vice President

Mark E. Konen Executive Vice President

Warren H. May Executive Vice President

Donald L. McDonald Executive Vice President and Chief Investment Officer

Theresa M. Stone Executive Vice President and Chief Financial Officer

Reggie D. Adamson Senior Vice President

Ronald R. Angarella Senior Vice President
One Granite Place
Concord, NH 03301

Michael J. Burns Senior Vice President

Sandra K. Callahan Senior Vice President

Leonard A. Cavallaro Senior Vice President

C. Phillip Elam, II Senior Vice President

Randal J. Freitag Senior Vice President and Actuary

Donald M. Kane Senior Vice President

Marvin L. Maynard Senior Vice President

Paul D. Oschner Senior Vice President

Hoyt J. Phillips Senior Vice President

Robert W. Powell Senior Vice President

Carol Rando Senior Vice President

William L. Seawell, II Senior Vice President

Richard T. Stange Senior Vice President and General Counsel

Robert A. Reed Vice President, Secretary and Corporate Counsel

Susan E. Dibble Vice President and Treasurer

BOARD OF DIRECTORS

Robert D. Bates
Charles C. Cornelio
Dennis R. Glass
Hoyt J. Phillips
Theresa M. Stone

Except as otherwise noted, the principal business address for each officer and director listed is 100 N. Greene Street, Greensboro, North Carolina 27401.

Item 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR
REGISTRANT

See Annual Report on Form 10-K of Jefferson-Pilot Corporation, File No. 1-5955, filed March 15, 2005.

Item 30. INDEMNIFICATION

The following provisions regarding the indemnification of underwriters and affiliated persons of Registrant are applicable:

Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amounts paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

Article 6 of the Amended and Restated Charter of Jefferson Pilot Financial Insurance Company states: "The Corporation shall have the power to indemnity its directors to the fullest extent permitted by law."

Under the terms of the Underwriting Agreement, Depositor agrees to indemnify the distributor for any liability that the latter may incur to a Policyowner or party-in-interest under a Policy (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Policy; provided that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

The By-laws of the Distributor, Jefferson Pilot Variable Corporation, provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of North Carolina law.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers, or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. PRINCIPAL UNDERWRITERS

Jefferson Pilot Variable Corporation ("JPVC") serves as principal underwriter and distributor of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation. JPVC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

Jefferson Pilot Financial Insurance Company does not pay JPVC any commission or other compensation.

JPVC also serves as distributor for the JPF Separate Account C,
Jefferson Pilot Variable Annuity Separate Account and Jefferson Pilot
Variable Annuity Separate Account II, all of which are separate accounts of
Jefferson Pilot Financial Insurance Company.

JPVC serves as the distributor for JPF Separate Account B and JPF
Separate Account D, which are separate accounts of Jefferson Pilot LifeAmerica Insurance Company, a subsidiary of Jefferson Pilot Financial Insurance Company.

JPVC also serves as principal underwriter for Jefferson Pilot Variable Fund Inc.

Following are the officers and directors of JPVC. The principal business address of each of the officers and directors listed below is One
Granite Place, Post Office Box 515, Concord, New Hampshire 03301.

OFFICERS

Ronald R. Angarella Chairman and Chief Executive Officer
David K. Booth President
David Armstrong Vice President
W. Thomas Boulter Vice President & Chief Compliance Officer
Craig D. Moreshead Secretary
John A. Weston Treasurer & Chief Financial Officer
Lisa S. Clifford Assistant Vice President
Donna M. Wilbur Assistant Treasurer

BOARD OF DIRECTORS

Ronald R. Angarella
David K. Booth
Charles C. Cornelio
Carol R. Hardiman

Item 32. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Jefferson Pilot Financial Insurance Company and the principal Underwriter, Jefferson Pilot Variable Corporation, are located at One Granite Place, Concord, New Hampshire 03301.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 33. MANAGEMENT SERVICES

None.

Item 34. REPRESENTATION OF REASONABLENESS OF FEES AND CHARGES

Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Jefferson Pilot Financial Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the
Investment Company Act of 1940, the Registrant, JPF Separate Account A,
has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in Concord, New
Hampshire on the 15th day of February, 2006.

(SEAL) JPF SEPARATE ACCOUNT A
(Registrant)
By: JEFFERSON PILOT FINANCIAL INSURANCE
COMPANY OF AMERICA (Depositor)

By: /s/ Ronald R. Angarella*

Ronald R. Angarella

Title: Senior Vice President

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
(Depositor)

By: /s/ Charles C. Cornelio*

Charles C. Cornelio

Title: Executive Vice President

ATTEST:

/s/ Frederick C. Tedeschi

Frederick C. Tedeschi
Vice President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE
/s/ Dennis R. Glass* Dennis R. Glass	President and Chief Executive Officer	February 15, 2006

/s/ Reggie Adamson* Reggie Adamson	Senior Vice President and Chief Accounting Officer	February 15, 2006

/s/ Robert D. Bates* Robert D. Bates	Director; Executive Vice President	February 15, 2006

/s/ Hoyt J.Phillips* Hoyt J. Phillips	Director; Senior Vice President	February 15, 2006

/s/ Theresa M. Stone* Theresa M. Stone	Executive Vice President and Chief Financial Officer	February 15, 2006

*By /s/ Frederick C. Tedeschi

Frederick C. Tedeschi, Attorney-in-Fact
February 15, 2006